82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02026466

REGISTRANT'S NAME Vodatel Networks Holdings

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______

PROCESSED
APR 1 1 2002
THOMSON FINANCIAL

FILE NO. 82- 5746 FISCAL YEAR 6-30-01

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DATE : 4/8/02

VODATEL


Opening PRC to the World
Breaking New Grounds
Providing an Integrated Solution
Riding on the Wave of New Technology
NORTH
TO
601
TO

2001 Annual Report

GEM Disclaimer

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM , there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

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Table of Contents

Corporate Information

Directors

Executive Directors
José Manuel dos Santos
Yim Hong
Ho Kwok Hung
Kuan Kin Man
Monica Maria Nunes

Independent Non-executive Directors
Chui Sai Cheong
Lo King Chiu, Charles

Authorized Representatives
Yim Hong
Monica Maria Nunes

Company Secretary
Cheung Yiu Leung, CPA, ACCA, AHKSA

Qualified Accountant
Cheung Yiu Leung, CPA, ACCA, AHKSA

Compliance Officer
Monica Maria Nunes

Audit Committee
José Manuel dos Santos
Chui Sai Cheong
Lo King Chiu, Charles

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central
Hong Kong

Registered Office
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Head Office & Principal Place of Business
Estrada D. Maria II
Ed. Industrial Cheong Long
4th Floor "B&C"
Macau
Tel: (853) 721182
Fax: (853) 717800

Place of Business in Hong Kong
Room 1401, 14th Floor
China Merchants Tower, Shun Tak Centre
168-200 Connaught Road, Central
Hong Kong
Tel: (852) 2587 8868
Fax: (852) 2587 8033

E-Mail Address
http://www.vodatelsys.com

Bankers
Banco Comercial de Macau (Asia) SARL
Crédit Agricole Indosuez
Dao Heng Bank/Overseas Trust Bank
Industrial and Commercial Bank of China (Asia)
Standard Chartered Bank

Share Registrars
Abacus Share Registrars Limited
5th Floor, Wing On Centre,
111 Connaught Road Central,
Hong Kong

About Us



Company Profile

Vodatel Networks is one of the leading network solutions providers in the PRC, specializing in DDN, Frame Relay, ATM and IP technologies. The Company provides fully integrated services ranging from network planning, design, installation to implementation, as well as maintenance and after-sales technical support to public telecommunications service



providers and enterprise customers. Since its establishment, the Company has built up its long-term relationships with its premium customers, including China Telecom, administered by the Ministry of Information Industry of the PRC, as well as enterprises in the PRC and Macau markets.

CHAIRMAN'S STATEMENT



José Manuel dos Santos
Chairman

The Board of Directors proposed a final dividend of 2.0 HK cents per share for fiscal year ended 30th June, 2001.

RECORD RESULTS FOR OUR SHAREHOLDERS

Our energy, commitment and focus in China allow us to accelerate our growth strategy. With six consecutive years of solid and unbroken profit-making record, we are pleased to announce that for fiscal year ended 30th June, 2001, our turnover climbed 13.4% from HK$482.3 million to HK$546.9 million with net profit reaching HK$80.8 million. We delivered an earnings per share of 13.2 HK cents, and a return on equity of 28.8%.

Demand for public data infrastructure in China remains strong. Orders on hand as at 20th September, 2001 amounted to HK$186.4 million.

MAJOR ACHIEVEMENTS

Despite turbulent economic times in the global market, China remains in the spotlight. We are proud that the combination of our technical know-how, market knowledge and geographic presence has continued to make Vodatel a recognized market leader. During the year, we extended our customer installation base to 16 provinces, municipalities and autonomous regions in China, covering the more fertile coastal areas as Shanghai and Guangdong, to inland regions, such as Guizhou, Ningxia and Tibet. We have also successfully expanded our clientele base, with Vodatel now serving carrier customers including China Telecom, China Unicom, China Mobile and cable TV operators as well as other enterprise customers. Leveraging on our long established relationships with our carrier customers, we have also entered into the broadband IP Metropolitan network market.

DESTINATION OF CHOICE

To date, we have marked our footprints in 16 provinces, municipalities and autonomous regions, making Vodatel a leading non-domestic player in China. We have come this far by practising what we believe in how we should serve our customers. First, providing our customers with the best technology and equipment. We offer products that are the best-of-breed, comprising of carrier-class equipment from world-class technology front-runner network equipment vendors. Second, putting the human touch behind our services. We have continued to enhance the efficiency and productivity of our technical support team and increase our technical support centers, which now span in 13 provinces, to strengthen our network of relationships and to better serve our customers. Going forward, we will continue to work towards our goal - to become the network solutions provider of choice for telecommunications service providers and a trusted technical partner for both local and international equipment vendors and service providers in China.

FUTURE PROSPECTS

Our commitment to increase our bottom line remains our highest priority. We will use our greatest strengths - our market knowledge, established presence and strong customer relationships - to increase shareholders' value and to consistently achieve solid results year after year. We will continue to tightly manage our business to deliver growth, strive ways to improve our profit margin by introducing innovative value-added services and keeping close watch on our overhead costs.

China's entry into WTO and Beijing to host the Olympic Games for Year 2008 will inspire the opening up of this huge potential market. With deep roots in China, we believe that our on-the-ground presence, in-depth understanding of local conditions and proven ability to deliver on-the-ground solutions will well position Vodatel as the preferred partner for both local and foreign telecommunications service providers to further expand their reach in China.

China is our primary market, as it always has been over the last 10 years. As we continue to build our successful story in China, we will use our experience in network infrastructure construction to explore new business opportunities and to expand our coverage in the Asia Pacific Region.

A FINAL WORD OF THANKS

Finally, I would like to thank our valued customers and reputable suppliers for their support towards Vodatel during all these years. I would also like to extend my appreciation to our devoted employees, who are more interested in teamwork than politics, for their professionalism and dedication. All your continued support is, and will always remain, the key ingredient for our growth and profitability.

José Manuel dos Santos
Chairman
Hong Kong, 20th September, 2001



Mr. KUAN Kin Man
Mr. José Manuel dos SANTOS
Ms. Monica Maria NUNES
Mr. YIM Hong
(from left to right)

Biographical Details of Directors and Senior Management

EXECUTIVE DIRECTORS

Mr. José Manuel dos SANTOS, aged 53, is the founder of the Group and the Chairman of the Company. He has over 30 years' experience in the telecommunications industry in the Asia Pacific region. He served in a senior position at Direcçáo dos Serviços de Correios e Telecomunicações, the telecommunications authority of Macau, prior to the founding of Zetronic and subsequently the Group.

Mr. YIM Hong, aged 43, is the Managing Director of the Group in charge of overall operations. He graduated from the University of London, the United Kingdom with a Bachelor of Science degree. With more than 20 years' experience in the IT industry, he joined the Group in 1998. Prior to joining the Group, Mr. Yim was the Area Business Director at Newbridge and the Country Manager at 3Com Corporation.

Mr. KUAN Kin Man, aged 36, is a Director and the General Manager of the Group in charge of sales and marketing. In 1985, he joined Zetronic as an engineer and was transferred into marketing later. With the establishment of the Group in 1992, Mr. Kuan joined the Group in the same year to assume the role of sales manager and was promoted to general manager in 1994.

Ms. Monica Maria NUNES, aged 32, is a Director and the Financial Controller of the Group. She joined the Group in 1999 and has over 10 years of accounting and banking experience. She is a Certified Accountant in Macau and holds a Certified Management Accountant Designation from the Society of Management Accountants of Alberta, Canada.

Mr. HO Kwok Hung, aged 52, is a Director responsible for wireless products and business development of the Group. He has 12 years of long association with world leading telecommunication equipment manufacturers and cellular operators. Prior to joining Vodatel, he was the Marketing Director of Hutchison Telecommunications (HK) Ltd. responsible for sales and marketing of both long distance and wireless products and services including cellular, paging and public trunking systems. He also spent 2 years as the Managing Director of Chung Kiu Telecom, a subsidiary company of Hutchison Group with major business focus in telecom projects and two-way radio equipment manufacturing in China.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. CHUI Sai Cheong, aged 47, was appointed as an independent non-executive Director on 14th December 1999. Mr. Chui is a Certified Public Auditor in Macau and Civil Constructor by profession with a Master degree in Business Administration from Chaminade University of Hawaii, U.S.A. Mr. Chui is a member of several key governmental committees including the National Committee of the Chinese People's Political Consultative Conference, the Legislative Assembly of Macau Special Administrative Region (SAR), the Preparatory Committee of Macau SAR and the Selection Committee for the First Government of the Macau SAR. Mr. Chui holds several prominent positions in professional bodies including the Macau Chamber of Commerce (Vice President of Board of Director), the Macau Management Association (President), and the Association of Economic Sciences of Macau (President).

Mr. LO King Chiu, Charles, aged 57, was appointed as an independent non-executive Director on 14th December, 1999, Mr. Lo, holds a Bachelor's degree of Arts and major in Economics from Lake Forest University, U.S.A. in 1967. Mr. Lo is the Special Advisor to President (Asia) of the University of Victoria in Canada and is a consultant on Public Relations for British American Tobacco Plc in Macau. Mr. Lo is also the founder of the Macau Junior Chamber of Commerce and Past President of the Rotary Club in Macau.

SENIOR MANAGEMENT

Mr. WONG Wai Kan, aged 37, is the Senior Regional Business Director of the Group. He graduated from the Guangzhou Jinan University with a Bachelor of Science degree. He has been with the Group since 1993. Mr. Wong worked in the fields of purchasing and banking before joining the Group.

Mr. KUOK Cheong Weng, aged 53, is the Regional Business Director of the Group. He graduated from the Chinese University of Hong Kong with a Bachelor of Science degree. Prior to joining the Group, Mr. Kuok was Managing Director of Master Mind Zhu Hai Ltd. and Heng Va Company which are companies engaged in consultancy business. He joined the Group in 1998.

Mr. HO Wai Sam, Paul, aged 39, is the Director of Technical Services of the Group. He graduated from Asia International Open University (Macau) with an MBA degree. Mr. Ho had worked in Macau CTM for 18 years and was Head of Transport Network covering the international and national engineering such as optical fibre, SDH and PDH transmission, submarine cable, microwave and satellite earth station. He joined the Group in 2000.

Mr. CHAN Chi Pio, aged 32, is the Technical Support Manager of the Group. He joined the Group in 1992 after having graduated from Fujian Hua Qiao University with a Bachelor of Science degree in the same year.

Mr. NG Ka Leung, aged 32, is the Technical Support Manager of the Group. He graduated from the University of Macau with a Bachelor of Science degree in 1994. Mr. Ng has been with the Group since 1995.

Mr. RAO Hui, aged 30, is the Regional Business Director of the Group. Mr. Rao graduated from Nanjing University of Posts and Telecommunications with a Bachelor of Science degree in 1992. He joined the Group in 1993. Mr. Rao was a university lecturer before joining the Group.

Mr. YUN Jun, aged 31, is the Regional Business Director of the Group. He graduated from Nanjing University of Posts and Telecommunications with a Bachelor of Science degree in 1992. He joined the Group in 1994. Mr. Yun worked for China Telecom with the capacity as section chief before joining the Group.

Mr. ZENG Qing Shi, aged 31, is the Regional Business Manager of the Group. He graduated from Nanjing University of Posts and Telecommunications with a Bachelor of Science degree. He joined the Group in 1994. Mr. Zeng was an engineer at a factory under the Ministry of Aerospace before joining the Group.

Mr. WANG Qing, aged 31, is the Regional Business Manager of the Group. He graduated from Nanjing University of Posts and Telecommunications with a Bachelor of Science degree in 1992. He joined the Group in 1994. Mr. Wang was an engineer at a telecommunications equipment firm before joining the Group.

Mr. WANG Hai Tao, aged 30, is the Regional Business Manager of the Group. He graduated from Nanjing University of Posts and Telecommunications with a Bachelor of Science degree in 1992. He joined the Group in 1994. Mr. Wang was an engineer at China Telecom before joining the Group.

Mr. PONG Chi Wai, aged 37, is the Regional Business Director of the Group. He graduated from University of Macau with a Bachelor of Science degree. He joined the Group in 1994. Mr. Pong was a sales executive at a business systems firm before joining the Group.

Mr. SI I Hong, aged 33, is the Senior Regional Business Director of the Group. He graduated from University of Macau with a Bachelor of Science degree. He joined the Group in 1994. Mr. Si had working experience in banking and hotel industries before joining the Group.

Mr. ZHONG Min, aged 39, is the Regional Business Manager for the Group. He obtained his Bachelor of Science degree, Master of Science degree and Ph.D. degree from South Metallurgy College, Jiangxi, Chongqing University and Tsinghua University respectively. He joined the group in 1998. Mr. Zhong was a university lecturer and worked in Macau as the general manager for an organisation headquartered in Beijing.

Mr. MOK Chi Va, Andy, aged 36, is the Business Development Manager of the Group. He is the holder of the Diploma of Business Administration from the Macau Management Association. Mr. Mok had worked for Charter Kingdom Ltd. as the operation manager for one year and Tung Tat E&M Engineering Co. Ltd. as the project manager for 4 years. He joined the Group in 2000.

Review of Business Operations

DATA NETWORKS INFRASTRUCTURE

Construction of public data infrastructure for telecommunications service providers in China remains the core business of Vodatel. Despite an uneven year for the global economy, China's telecommunications sector maintains its momentum as the market is aggravated with the emergence of new market forces, such as China Mobile, China Unicom, Netcom, Jitong, China Railcom and cable TV operators ("CATV").

Our continuous effort in the promotion of the integrated network concept, i.e. integrating DDN and broadband networks (Frame Relay and ATM) to form a unified platform, reaps us rewards. During the year, we received strong orders from China Telecom to expand and integrate their networks. Major projects awarded to us included the HK$11.0 million contract from Qingdao China Telecom and an aggregate of HK$32.6 million contracts from Shanghai China Telecom. We are particularly proud to be awarded the HK$138.6 million contract from Guangdong China Telecom to expand and upgrade their existing networks and to integrate their DDN and broadband network -- a project that demonstrated Vodatel's in-depth experience and technical capability are recognized in the market.

To reinforce our growth momentum and to further build our recurring earnings, we have used our strengths in market knowledge and technical capability to capture more customers, not to mention capitalizing on the mandate of the Chinese Government to "Go West". During the year, we successfully expanded into 3 new territories, namely Tianjin, Shanxi and Tibet and further penetrated into alternate carriers, including China Unicom in the provinces of Jiangsu and Shaanxi, Shanghai East China Broadcasting Net, Hunan China Mobile and CATV in Suzhou and Zibo. Today, Vodatel marks its footprints in 16 provinces, municipalities and autonomous regions in China, working in collaboration with the local telecommunications service providers to support their public data networks.

With the generalization of broadband networks to become accessible for the general public, IP Metropolitan network has become one of the focuses of broadband network construction. To enter into this arena, we have taken up the distributorships of Juniper for its new generation core routers and Extreme for its core switches. Combining world-class products and our established relationships with our carrier customers, we successfully broke into the broadband IP Metropolitan market and secured two landmark projects -- on a city level, the HK$32.7 million contract awarded by Jiaxing China Telecom; and on a provincial level, the HK$35.8 million contract awarded by Jilin China Telecom.

To become the destination of choice for telecommunications service providers for network solutions, it is necessary to broaden our array of carrier-class products. Therefore, in addition to representing Alcatel, Juniper and Extreme, we have also taken up the distributorships of Cosine for its VPN and Alidian for its Metro DWDM equipment. To bolster the margin of the IP projects, we have joint forces with Vodatel Crossland to develop a network management system, named VCMS, to manage and support traffic from different vendors running over the broadband IP networks. VCMS has been built to equip with management redundancy, on-line documentation functions, data collection, network trending and analysis functionality features. Development of the first phase of VCMS has been completed in June 2001 and field trial run at our customer site is in progress.


Jilin
Changchun
Shenyang
Liaoning
Beijing
Tianjin
Tianjin
Ningxia
Shanxi
Jinan
Shandong
Zhengzhou
Henan
Jiangsu
Xian
Shaanxi
Tibet
Shanghai
Hangzhou
Zhejiang
Hunan
Nanchang
Changsha
Jiangxi
Guizhou
Guiyang
Guangdong
Zhuhai
Hong Kong
Macau
Hainan
Head Office
Executive Office and Warehouse
Representative Office
New Representative Office
Subsidiary/Service Backup Support Centre/Training Centre
24-hour Hotline Centre
Customer Base
New Customer Base

TECHNICAL SERVICES

With the vision to become the trusted technical partner for both local and international equipment vendors and service providers, we have continued to upgrade our technical support team into a carrier-class nationwide support center. To strengthen our technology know-how and technical expertise, we have recruited experienced engineers with diversified networking background and provided training to excel their domain knowledge.

We have set up more new representative offices to expand our geographical reach in China and to establish a solid network of relationships with the local telecommunications service providers in each province. Today, Vodatel operates representative offices in 13 provinces, all backed by a team of local network engineers. We also run a 24-hour hotline center in Zhuhai and a service hub in Guangzhou to provide nationwide backup support.

WIRELESS COMMUNICATIONS

During the year, LG TOPS, our CDMA WLL joint venture with Korean-based LG, in which Vodatel has 9.8% equity interest, successfully penetrated into the wireless communications market, winning contract from Guangzhou China Telecom to supply CDMA WLL systems and various contracts from China Unicom in the city of Chengdu, Sichuan Province to provide CDMA cellular systems and terminals. In addition, as the production subsidiary for ADSL business of LG in China, LG TOPS successfully signed an equipment agreement with Xinjiang China Telecom to supply ADSL equipment, which is developed from LG's own technology.

E-COMMERCE

Our e-commerce business has been adversely affected by the global agitation in e-commerce. Nevertheless, the vcBook, an access device with smart card developed by Vodatel Crossland, has been successfully installed at selected branches of Bank of America (Asia) Ltd. in Hong Kong for self-directed retail investors to trade stocks. In addition, the New Economy Trading Platform ("NETP") has also been successfully employed by the Government of Macau, with a contract awarded by a department under the Government of Macau to develop applicable e-solutions deployed from NETP.

SELF-DEVELOPED PRODUCTS

Encouraged by the success from the development of VodaImage, which has been sold and installed at various mobile bureaus in the Guangdong Province, including Zhongshan, Zhuhai, Shantou and Shenzhen, we have commenced the research and development of a surveillance system. This surveillance system will ride on TCP/IP protocols, hence allowing easy transmission of video, image and voice signals over LAN, WAN or Internet.

Construction of public network infrastructure remains the main profit contributor of the Group. With the successful penetration into the broadband IP Metropolitan network ("IP MAN") market and steady revenue from the construction of DDN, Frame Relay and ATM public data networks, turnover for the year grew by 13.4% from HK$482.3 million to HK$546.9 million. However, given the nature of IP MAN, which carried lower margins as compared to the margins derived from the construction of DDN, Frame Relay and ATM networks, gross profit margin declined slightly from 29.3% to 27.2%. Nevertheless, in view of the fast growing pace of the IP MAN market, lower margin will be compensated by larger volume of IP MAN projects. In addition, the promotion of value-added services, such as the network management system developed by Vodatel Crossland, will help to improve the margin of IP MAN projects.

Selling and administrative expenses increased by HK$4.6 million over last fiscal year attributable to the setting up of three new representative offices and the expansion of our technical service team in China. Share of losses of associated companies pertained primarily to Vodatel Crossland, whose promotion of e-commerce solutions has been adversely affected by the slowdown in the development of e-business. As a result, net profit for the year grew 3.3% from HK$78.2 million to HK$80.8 million, with return on equity hitting 28.8%.

We continued to maintain a debt-free capital structure and strong liquidity position. Cash inflow from operating activities amounted to HK$52.8 million with net cash reaching HK$225.4 million.

Worth noting was that level of inventories more than doubled. Higher level of network equipment was to support our business growth and to accommodate contracts calling for delivery during July and August. Of the HK$86.1 million of stocks as at 30th June 2001, HK$36.5 million has been reserved and earmarked against confirmed orders.

Turnover
(in HK$'000)


341,210
416,151
478,420
482,267
546,915
1997
1998
1999
2000
2001

Profit attributable to shareholders
(in HK$'000)


35,559
49,857
71,229
78,185
80,804
1997
1998
1999
2000
2001

Shareholders' funds
(in HK$'000)


26,497
35,750
49,995
235,434
280,651
1997
1998
1999
2000
2001

Comparison of Business Objectives as set out in the Prospectus dated 16th February, 2000 with Actual Business Progress in respect of the Six-Month Period to 30th June, 2001

BUSINESS OBJECTIVES	ACTUAL BUSINESS PROGRESS
Revenue and business development	
◦ Continue the business development activities from the last period	◦ Strong orders received from China Telecom at both the provincial and municipal levels to upgrade and expand their DDN and Frame Relay/ATM data networks. In addition, we made a breakthrough into the broadband IP Metropolitan market with contracts awarded from Jiaxing China Telecom and Jilin China Telecom and successfully penetrated further into alternate carriers, including China Unicom in the provinces of Jiangsu and Shaanxi, Shanghai East China Broadcasting Net, Hunan China Mobile and CATV in Suzhou and Zibo. During the period, our array of networking products has been expanded through the taking up of the distributorships of Extreme for its core switches, Cosine for its VPN and Alidian for its Metro DWDM equipment

BUSINESS OBJECTIVES	ACTUAL BUSINESS PROGRESS
Revenue and business development (Continued)	
• Expand sales from integrated data networks, comprising DDN and Frame Relay/ATM and Internet access equipment to existing clients in major and other provinces/cities in the PRC	• Result from the promotion of such concept has been encouraging. Among the projects awarded included the HK$138.6 million contract from Guangdong China Telecom to expand its existing DDN and broadband networks and to integrate the two networks together to form an integrated network. Other contracts secured from Qingdao China Telecom, Shanghai China Telecom and Jiangxi China Telecom
• Explore business opportunities in other Asia Pacific region	• Conducted field visits to selected countries in the Asia Pacific region
• Generate sales from mobile networking solutions for operators in major provinces/cities and promote the solutions to other provinces/cities in the PRC	• Carried out through LG TOPS, with contracts being awarded by Guangzhou China Telecom and Chengdu Unicom in the Sichuan Province
• Promote broadband mobile data solutions to clients in major provinces/cities in the PRC	• Due to uncertain market conditions, promotion has been delayed
Technical and engineering support	
• Explore business opportunities in areas in facility management and network outsourcing in the PRC	• Promotion and sale of networking equipment and related services to Internet Data Centre in China to support its facility management services

BUSINESS OBJECTIVES	ACTUAL BUSINESS PROGRESS
R&D	
• Develop electronic payment system	• Undertook by Vodatel Crossland, with the development of the electronic payment system completed and currently in the process of interfacing it with the payment gateway of the New Economy Trading Platform
• Enhance broadband data networks applications	• Commenced in-house research and development of a surveillance system riding over broadband network Development of the first phase of the network management system by Vodatel Crossland to manage IP traffic has been competed and field trial run at our customer site in progress
• Continue to research wide-band CDMA applications	• On hold with close monitoring of the market development of CDMA
• Enhance e-commerce applications	• Conducted by Vodatel Crossland, we are in process of incorporating security features into vcShare, the self-developed stock-trading platform connected to the Third Generation Automatic Matching System of the Stock Exchange of Hong Kong, to strengthen the functionality of the platform

BUSINESS OBJECTIVES	ACTUAL BUSINESS PROGRESS
R & D (Continued)	
◦ Enhance Internet access solutions	◦ Developed by Vodatel Crossland, enhancement of the set-top box with broadband connection capability underway
Acquisitions, joint ventures and collaborations	
◦ Continue to explore collaboration opportunities in the areas of ISP/ICP and other Internet-related applications in the PRC and the Asia Pacific region	◦ Took up 28% equity interests in Guangzhou Information Communiction Co., Ltd., which is engaged in the provision of internet related data services in Guangzhou
Subsidiaries, representative offices and branches	
◦ Evaluate need to establish new offices to cope with business expansion	◦ Three new representative offices in China, namely in the cities of Changchun, Tianjin and Xian, have been established

Financial Information

The directors submit their report together with the audited accounts for the year ended 30th June 2001.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the company is investment holding. The activities of the subsidiaries are set out in note 11 to the accounts.

An analysis of the group's turnover and contribution to operating profit for the year by principal activities and markets is as follows:

	Turnover HK$'000	Operating profit HK$'000
Design and implementation of data networking systems and provision of related engineering services	471,885	85,496
Sale of goods	75,030	11,892
	546,915	97,388

More than 90% of the group's turnover and operating profit was derived from the market in the People's Republic of China.

RESULTS AND APPROPRIATIONS

The results for the year are set out in the consolidated profit and loss account on page 34.

The details of dividends paid and declared during the year are set out in note 6 to the accounts.

RESERVES

Movements in the reserves of the group and the company during the year are set out in note 17 to the accounts.

FIXED ASSETS

Details of the movements in fixed assets of the group are set out in note 10 to the accounts.

SHARE CAPITAL AND SHARE OPTION

Details of the movements in share capital and share option of the company are set out in note 16 to the accounts.

DISTRIBUTABLE RESERVES

Distributable reserves of the company at 30th June 2001, calculated under the Companies Act 1981 of Bermuda (as amended), amounted to HK$76,853,000 (2000: HK$76,793,000).

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the group for the last five financial years is set out on page 67.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, 7,016,000 ordinary shares of HK$0.10 each of the company were repurchased by the company at prices ranging from HK$0.81 to HK$0.99 per share through the Growth Enterprise Market ("GEM") of the Hong Kong Stock Exchange. Details of the share repurchase are set out in note 16 to the accounts. The directors consider the share repurchase will lead to an enhancement of the net assets and earnings per share of the group.

Apart from the above, neither the company nor any of its subsidiaries has repurchased, sold or redeemed any of the company's listed securities during the year.

DIRECTORS

The directors during the year were:

Mr. José Manuel dos Santos
Mr. Yim Hong
Mr. Kuan Kin Man
Ms. Monica Maria Nunes
Mr. Ho Kwok Hung
* Mr. Chui Sai Cheong
* Mr. Lo King Chiu, Charles

* Independent non-executive directors

In accordance with Article 87 of the company's bye-laws, Mr. Kuan Kin Man and Ms. Monica Maria Nunes retire at the forthcoming annual general meeting but, being eligible, offer themselves for re-election.

Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles, are independent non-executive directors and were appointed for a two and a half-year term expiring on 14th May 2002.

DIRECTORS' SERVICE CONTRACTS

Each of the executive directors, except for Mr. Ho Kwok Hung, has entered into a service agreement with the company for a term of two and a half years commencing from 12th February 2000. The service agreement with Mr. Ho Kwok Hung has been entered for a term of two and a half years commencing 19th April 2000. The service agreements shall continue thereafter until terminated by either party giving to the other at least six months' notice in writing expiring not earlier than the date of expiry of the said initial fixed term unless otherwise agreed by the executive directors and the company to determine the same.

The annual salary of each executive director is subject to periodic review. Each executive director shall abstain from voting and not be counted in the quorum in respect of any resolution regarding the amount payable to such director in respect of his/her appointment as a director.

Each of the executive directors is entitled to a discretionary bonus calculated as a percentage of the audited consolidated profit of the group after taxation and minority interest but before extraordinary items of the group and before such bonuses, which percentage shall be determined by the board of directors of the company, but in any event, the aggregate amount payable each financial year to all executive directors shall not exceed 10% of such profit.

Save as disclosed herein, there are no existing or proposed service contracts (excluding contracts expiring or terminable by the employer within one year without payment of compensation (other than statutory compensation)) between any member of the group and any of the directors.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Brief biographical details of directors and senior management are set out on page 8 to 12.

DIRECTORS' INTEREST IN CONTRACTS

The details of the directors' interest in contracts are set out as follows:

(a) During the year, Mr. José Manuel dos Santos and a subsidiary of the company had 76% and 24% interests in Guangzhou Vodatel Development Limited ("GVDL") respectively. On 15th June 2001, both Mr. José Manuel dos Santos and the subsidiary of the company injected additional capital into GVDL. After the capital injection, Mr. José Manuel dos Santos and the subsidiary company had 46% and 54% in GVDL respectively, and GVDL became an indirectly-held subsidiary of the company. GVDL and Vodatel Networks Limited ("VNL"), a subsidiary of the company entered into a business development contract on 10th February 2000 pursuant to which VNL agreed to appoint GVDL as agent for developing its business in mainland China and GVDL agreed to introduce third-party purchasers in mainland China to VNL for a term of three years commencing from the date of execution of such contract. Pursuant to the contract, VNL shall pay GVDL a business development fee which is equivalent to the sum of the expenses incurred by GVDL for performing the contract and 2% of such expenses. Further, under the same contract, VNL will enter into sale and purchase agreements with third-party purchasers directly and GVDL will assist VNL to collect the sale proceeds (if requested) from those third-party purchasers and will also provide after-sales services to such third-party purchasers on behalf of VNL.

(b) There are sales transactions conducted between a subsidiary of the company and Zetronic Comunicações Lda, the interest of which is held as to 99% by Mr. José Manuel dos Santos and 1% by the spouse of Mr. José Manuel dos Santos, which are in the opinion of the directors carried out in the ordinary course of business and on normal commercial terms.

(c) The Macau office of the company is owned by Mr. José Manuel dos Santos and is leased to Vodatel Holdings Limited ("VHL"), a subsidiary of the company, for a monthly rental of HK$5,000.

The directors are of the opinion that the terms and conditions as disclosed in the business development contract dated 10th February 2000, as described in (a) above, have been entered into and carried out in the ordinary and usual course of business of the group on an arm's length basis, on normal commercial terms, are fair and reasonable and in the interests of the shareholders of the company as a whole.

Save as disclosed herein, no contracts of significance in relation to the group's business to which the company and its subsidiaries was a party and in which a director of the company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

CONNECTED TRANSACTIONS

Save as disclosed in the section headed "Directors' interests in contracts", the details of other connected transactions are set out as follows:

(a) Seven representative offices were registered with mainland China authorities under the ownership of Vodatel Systems, which is a sole proprietorship registered in Macau and owned by Mr. José Manuel dos Santos. By an asset transfer deed dated 23rd July 1999, all liabilities and assets in the sole proprietorship of Mr. José Manuel dos Santos were transferred to VHL in consideration of 10,000 shares in VHL which were valued at approximately HK$77,600, taking retrospective effect from 1st July 1998.

To ensure that the group will continue to have the benefits of these seven representative offices which were registered under the name of Vodatel Systems and any other offices which may be established, the group is in the process of applying for the re-registration of these seven representative offices and registration of the new offices under the name of the group. Pursuant to a deed of undertaking dated 10th February 2000, Mr. José Manuel dos Santos, Mr. Yim Hong, Mr. Kuan Kin Man and Ms. Monica Maria Nunes, (collectively known as "Undertakers"), all being the executive directors, jointly and severally undertake to submit application to the relevant mainland China authorities to effect such re-registration. The Undertakers further undertake to arrange for the premises currently occupied by these representative offices to be leased by the group and the transfer of the employees currently employed for these representative offices to the group, subject to agreement by those employees.

Pending the re-registration approval, the arrangement is that the seven representative offices will remain under the control of the group and all expenses incurred will be to the account of the group. Pursuant to a written confirmation by Mr. José Manuel dos Santos dated 15th February 2000, such arrangement will continue until completion of the re-registration of the seven representative offices, but in any case, will not be longer than three years from the date of commencement of that arrangement between the seven representative offices and the group. All representative offices have been re-registered up to the date of this report.

In respect of the premises occupied by each of the seven representative offices, the Undertakers jointly and severally undertake to, inter alia, indemnify the group against any failure to comply with the relevant mainland China legal or administrative requirements regarding the leases of those premises, and in particular, any failure to obtain any leasing permit from the relevant mainland China authorities, under a deed of indemnity dated 10th February 2000 executed by the executive directors in favour of the company.

CONNECTED TRANSACTIONS (Continued)

(b) A subsidiary of the company has made advances to an associated company, Vodatel Crossland Technology Company Limited ("VCT"), to finance the working capital requirement of the associated company. At 30th June 2001, the amount due from the associated company to the group was approximately HK$1,710,000. The other shareholder of VCT, a third party, has also advanced to VCT an amount in proportion to its share of equity interest in VCT as at 30th June 2001.

The directors are of the opinion that the arrangements between the seven representative offices and the group, as described in (a) above, have been entered into and carried out on normal commercial terms, are fair and reasonable and in the interest of the shareholders of the company as a whole.

Apart from (a) above, all connected transactions are also regarded as related party transactions and disclosed in note 23 to the accounts.

DIRECTORS' INTERESTS IN EQUITY OR DEBT SECURITIES

At 30th June 2001, the interests of the directors in the shares and options of the company and its associated corporations (within the meaning of in the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")), as recorded in the register maintained by the company under Section 29 of the SDI Ordinance or as notified to the company ordinary shares of HK$0.10 each in the company were as follows:

Name of director	Number of shares held	Type of interests	
Mr. José Manuel dos Santos	293,388,000	Corporate	Note (a)
Mr. Yim Hong	7,357,500	Personal	
Mr. Kuan Kin Man	12,262,500	Personal	
Ms. Monica Maria Nunes	2,452,500	Personal	
Mr. Ho Kwok Hung	706,000	Personal	

Note (a):

These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trust.

Save as disclosed in this report, none of the directors has an interest in a business which competes or is likely to compete with the group's business.

DIRECTORS' AND CHIEF EXECUTIVES' BENEFITS FROM RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Under a share option scheme approved by the shareholders of the company, the board of directors of the company may, at its discretion, grant options to eligible employees of the group, including executive directors, to subscribe for shares in the company. The maximum number of shares in respect of which options may be granted under the scheme may not exceed 10% of the issued share capital of the company from time to time.

Details of the share options which have been granted to the directors of the company as at 30th June 2001 are as follows:

	Number of share options
Mr. José Manuel dos Santos	290,000
Mr. Yim Hong	290,000
Mr. Kuan Kin Man	290,000
Ms. Monica Maria Nunes	290,000
Mr. Ho Kwok Hung	290,000
	1,450,000

The exercise price of the above share options is HK$1.19 and the exercisable period is from 16th August 2000 to 15th August 2003. None of the directors exercised the share options during the year.

Apart from the above, at no time during the year was the company or its subsidiaries a party to any arrangement to enable the directors of the company to acquire benefits by means of the acquisition of shares in, or debentures of, the company or any other body corporate.

On 1st August 2001, share options to subscribe for 2,088,000 shares were granted to certain directors of the company. Details of the share options which have been granted to the directors of the company as at 1st August 2001 are as follows:-

	Number of share options
Mr. José Manuel dos Santos	522,000
Mr. Yim Hong	522,000
Mr. Kuan Kin Man	522,000
Ms. Monica Maria Nunes	522,000
	2,088,000

The exercise price of the above share options is HK$0.79 and the exercisable period is from 1st February 2002 to 31st July 2004.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

At 30th June 2001, the interests of substantial shareholders being 10% or more of the company's issued share capital, other than directors or chief executives of the company, in the shares of the company as recorded in the register required to be kept under section 16(1) of the SDI Ordinance were as follows:

Name of shareholder	Number of ordinary shares
Eve Resources Limited	293,388,000

The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, whose interests in the shares of the company are disclosed in the section headed "Directors' interests in equity or debt securities".

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the company were entered into or existed during the year.

INTEREST OF SPONSOR

Core Pacific-Yamaichi Capital Limited has entered into a sponsorship agreement with the company whereby, for a fee, Core-Pacific Yamcichi Capital Limited will act as the company's continuing sponsor for the purpose of chapter 6 of the Rules Governing the Listing of Securities on GEM for the period from 16th February 2000 to 30th June 2002.

Core Pacific-Yamaichi Capital Limited, its directors, employees and associates, at 30th June 2001, did not have any interests in securities of the company or any member of the group or any right to subscribe for or to nominate persons to subscribe for the securities of the company or any member of the group.

MAJOR CUSTOMERS AND SUPPLIERS

The percentages of purchases and sales for the year attributable to the group's major suppliers and customers are as follows :

Purchases	
- the largest supplier	67%
- five largest suppliers combined	97%
Sales	
- the largest customer	25%
- five largest customers combined	50%

None of the directors, their associates or any shareholders (which to the knowledge of the directors owns more than 5% of the company's share capital) had an interest in the major suppliers or customers noted above.

BOARD PRACTICES AND PROCEDURES

The company has complied with Board Practices and Procedures as set out in rules 5.28 to 5.39 to the Rules Governing the Listing of Securities on GEM since listed on the GEM of the Stock Exchange.

AUDIT COMMITTEE

The principal activities of the audit committee include the review and supervision of the group's financial reporting process and internal controls. The audit committee comprises two independent non-executive directors, namely Mr. Chui Sai Cheong and Mr. Lo King Chiú, Charles, and an executive director, Mr. José Manuel dos Santos. Two meetings were held during the current financial year.

The written terms of reference which describe the authority and duties of the audit committee were prepared and adopted with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Society of Accountants.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

José Manuel dos Santos
Chairman

Hong Kong, 20th September 2001

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central, Hong Kong

AUDITORS' REPORT TO THE SHAREHOLDERS OF VODATEL NETWORKS HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

We have audited the accounts on pages 34 to 66 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are required to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of the affairs of the company and the group as at 30th June 2001 and of the profit and cash flows of the group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 20th September 2001

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30th June 2001

	Note	2001 HK$'000	2000 HK$'000
Turnover	2	**546,915**	482,267
Cost of sales		**(397,933)**	(340,675)
Gross profit		**148,982**	141,592
Other revenues	2	**11,773**	10,296
Selling expenses		**(5,745)**	(10,716)
Administrative expenses		**(57,622)**	(48,034)
Operating profit	3	**97,388**	93,138
Share of losses of associated companies		**(2,155)**	(337)
Profit before taxation		**95,233**	92,801
Taxation	4	**(14,429)**	(14,616)
Profit attributable to shareholders	5	**80,804**	78,185
Dividends	6	**(12,160)**	(19,577)
Profit for the year retained	17	**68,644**	58,608
Basic earnings per share	7	**13.2 cents**	14.6 cents

CONSOLIDATED BALANCE SHEET

As at 30th June 2001

	Note	2001 HK$'000	2000 HK$'000
Fixed assets	10	3,733	3,639
Interests in associated companies	12	6,609	9,048
Investment securities	13	16,540	13,265
Current assets			
Inventories	14	86,130	34,052
Trade and bills receivables		196,805	206,022
Other receivables, deposits and prepayments		10,977	11,027
Pledged time deposits	19	2,137	2,808
Bank balances and cash		225,518	179,838
		521,567	433,747
Current liabilities			
Due to a director	15	—	212
Trade and bills payables	19	158,040	127,503
Other payables and accruals		54,528	59,394
Taxation payable		42,032	27,931
Proposed dividend		12,160	9,225
Bank overdraft		70	—
Bank loan, secured	20	59	—
		266,889	224,265
Net current assets		254,678	209,482
Total assets less current liabilities		281,560	235,434

CONSOLIDATED BALANCE SHEET

As at 30th June 2001

	Note	2001 HK$'000	2000 HK$'000
Financed by:			
Share capital	16	**60,798**	61,500
Reserves	17	**219,853**	173,934
Shareholders' funds		**280,651**	235,434
Minority interests		**764**	—
Bank loan, secured	20	**145**	—
		281,560	235,434

On behalf of the Board

José Manuel dos Santos
Director

Monica Maria Nunes
Director

BALANCE SHEET

As at 30th June 2001

	Note	2001 HK$'000	2000 HK$'000
Investment in subsidiaries	11	219,098	232,459
Current assets			
Dividend receivable		26,000	13,300
Bank balances and cash		1,205	—
		27,205	13,300
Current liabilities			
Other payables and accruals		9,200	5,877
Dividend payable		12,160	9,225
		21,360	15,102
Net current assets/(liabilities)		5,845	(1,802)
Total assets less current liabilities		224,943	230,657
Financed by:			
Share capital	16	60,798	61,500
Reserves	17	164,145	169,157
Shareholders' funds		224,943	230,657

On behalf of the Board

José Manuel dos Santos
Director

Monica Maria Nunes
Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30th June 2001

	Note	2001 HK$'000	2000 HK$'000
Net cash inflow/(outflow) from operating activities	18(a)	52,796	(30,070)
Returns on investments and servicing of finance			
Interest received		11,087	10,296
Dividends received from investments		686	—
Dividends paid		(9,225)	(67,335)
Net cash inflow/(outflow) from returns on investments and servicing of finance		2,548	(57,039)
Taxation			
Tax paid		(328)	—
Investing activities			
Purchase of fixed assets		(1,771)	(3,089)
Additional capital injection in an associated company		(946)	—
Purchase of associated companies		—	(37,617)
Purchase of subsidiaries	18(d)	3,645	—
Purchase of investment securities		(4,529)	(11,866)
Net cash outflow from investing activities		(3,601)	(52,572)
Net cash inflow/(outflow) before financing		51,415	(139,681)

For the year ended 30th June 2001

	Note	2001 HK$'000	2000 HK$'000
Financing			
Net proceeds from issue of shares	18(b)	—	153,864
Repurchase of shares	18(b)	(6,476)	—
Decrease in time deposits pledged for banking facilities		671	26,030
Net cash (outflow)/inflow from financing		(5,805)	179,894
Increase in cash and cash equivalents		45,610	40,213
Cash and cash equivalents at the beginning of the year		179,838	139,625
Cash and cash equivalents at the end of the year		225,448	179,838
Analysis of balances of cash and cash equivalents			
Bank balances and cash		225,518	179,838
Bank overdraft		(70)	—
		225,448	179,838

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 30th June 2001

	Note	2001 HK$'000	2000 HK$'000
(Deficit)/surplus on revaluation of investment securities	17	(1,254)	1,399
Net (losses)/gains not recognised in the profit and loss account		(1,254)	1,399
Profit for the year		80,804	78,185
Total recognised gains		79,550	79,584
Goodwill eliminated directly against reserves	17	(15,697)	(28,232)
		63,853	51,352

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

(i) The accounts have been prepared under the historical cost convention as modified by the revaluation of investment securities, in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

(ii) On 10th February 2000, the company became the holding company of other companies comprising the group pursuant to a group reorganisation ("the Reorganisation") which included exchanges of shares. The Reorganisation involved companies under common control, and the company and its subsidiaries resulting from the Reorganisation have been regarded as a continuing group. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the consolidated results of the group for the year ended 30th June 2000 include the results of the company and its subsidiaries with effect from 1st July 1999 or since their respective dates of incorporation, where this is a shorter period, as if the current group structure had been in existence throughout the year ended 30th June 2000.

(b) Consolidation

The consolidated accounts include the accounts of the company and its subsidiaries made up to 30th June. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the group are eliminated on consolidation.

A subsidiary is a company in which the company, directly or indirectly, controls more than half of the voting power or issued share capital or controls the composition of the board of directors.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the group's share of its net assets together with any goodwill or capital reserve which was not previously charged or recognised in the consolidated profit and loss account or retained earnings.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Consolidation (Continued)

In the company's balance sheet the investments in subsidiaries are stated at cost less provision, if necessary, for any diminution in value other than temporary in nature. The results of subsidiaries are accounted for by the company on the basis of dividends received and receivable.

The merger reserve of the group includes the difference between the nominal value of the share capital of subsidiaries acquired and the nominal value of the shares issued by the company in exchange thereof, and also any existing balance on the share premium account of the subsidiaries.

(c) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the group's share of the results of associated companies for the year, and the consolidated balance sheet includes the group's share of the net assets of the associated companies.

In the company's balance sheet the investments in associated companies are stated at cost less provision, if necessary, for any diminution in value other than temporary in nature. The results of associated companies are accounted for by the company on the basis of dividends received and receivable.

(d) Goodwill

Goodwill represents the excess of purchase consideration over the fair values ascribed to the net assets of subsidiaries and associated companies acquired and is taken to reserves in the year of acquisition.

(e) Fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation.

Tangible fixed assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on a straight-line basis.The principal annual rates are as follows:

Leasehold improvements	20%
Furniture, fixtures and equipment	20% - 50%
Motor vehicles	20%
Demonstration equipment	33-1/3%

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(e) Fixed assets (Continued)

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the group.

The carrying amounts of fixed assets are reviewed regularly to assess whether their recoverable amounts have declined below their carrying amounts. Expected future cash flows have not been discounted in determining the recoverable amount.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(f) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(g) Investment securities

Investments which are held for non-trading purpose are stated at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, is dealt with in the profit and loss account.

Individual investments are reviewed regularly to determine whether they are impaired. When an investment is considered to be impaired the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

Transfers from the investment revaluation reserve to the profit and loss account as a result of impairments are written back in the profit and loss account when the circumstances and events leading to the impairment cease to exist.

(h) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises invoiced cost of inventories. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(i) Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(j) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowable. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the accounts. The deferred tax effect of timing differences, computed under the liability method, is recognised in the accounts to the extent it is probable a liability or an asset will crystallise in the foreseeable future.

(k) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The accounts of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Exchange differences are dealt with as a movement in reserves.

(l) Revenue recognition

Revenue from the design and implementation of data networking systems and the provision of related engineering services is recognised upon the satisfactory completion of installation, which generally coincides with the time when the goods are delivered to the customers.

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is established.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(m) **Retirement benefits costs**

The group's contributions to the retirement schemes are expensed as incurred.

(n) **Research and development costs**

Research and development costs are expensed as incurred, except for development costs where the technical feasibility of the product under development has been demonstrated, costs are identifiable and a market exists for the product such that it is probable that it will be profitable. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised.

(o) **Comparatives**

Where necessary, comparatives figures have been adjusted to conform with changes in presentation in the current year. In particular, comparatives have been adjusted or extended to take into account the requirements of the revised Statement of Standard Accounting Practice No. 14 "Leases" which the group implemented in the year ended 30th June 2001.

There are no changes in accounting policy that affect operating profit resulting from the adoption of the above standard in these accounts, as the group was already following the recognition and measurement principles in the above standard.

2 REVENUES AND TURNOVER

The group is principally engaged in providing design and implementation of networking and related engineering services. Revenues recognised during the year are as follows:

	Group	
	2001	2000
	HK$'000	HK$'000
Turnover		
Design and implementation of data networking systems and provision of related engineering services	471,885	428,385
Sale of goods	75,030	53,882
	546,915	482,267
Other revenues		
Dividend income from listed investments	686	—
Interest income	11,087	10,296
	11,773	10,296
Total revenues	558,688	492,563

3 OPERATING PROFIT

Operating profit is stated after charging the following:

	Group	
	2001	2000
	HK$'000	HK$'000
Auditors' remuneration		
- current year	1,200	1,000
- under provision in previous year	235	—
Cost of inventories sold	394,417	325,957
Depreciation of fixed assets	2,188	1,312
Loss on disposal of fixed assets	97	—
Net exchange losses	1,163	680
Operating leases in respect of land and buildings	1,932	1,285
Provision for doubtful debts	357	9,771
Research and development costs	146	111
Retirement benefit costs (note 9)	502	—
Staff costs (including directors' emoluments)	27,023	25,807

4 TAXATION

No provision for Hong Kong profits tax has been made in the accounts as the group does not have any estimated assessable Hong Kong profits for the year. Macau complementary profits tax has been calculated at 15.75% on the estimated assessable profits of group companies operating in Macau.

The amount of taxation charged to the consolidated profit and loss account represents:

	Group	
	2001	2000
	HK$'000	HK$'000
Hong Kong profits tax	**—**	—
Macau complementary profits tax	**14,429**	14,616
	14,429	14,616

There was no material unprovided deferred taxation for the year (2000: Nil).

5 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the accounts of the company to the extent of of HK$12,922,000 (2000: HK$12,300,000).

6 DIVIDENDS

	2001	2000
	HK$'000	HK$'000
Interim, paid, by subsidiaries to their then shareholders before group reorganisation (note (a))	**—**	10,352
Final, proposed, of HK$0.02 (2000: HK$0.015) per ordinary share	**12,160**	9,225
	12,160	19,577

(a) The dividend rates and the number of shares ranking for the dividends mentioned above were not presented as such information is not considered meaningful for the purpose of these consolidated accounts.

7 EARNINGS PER SHARE

The calculation of basic earnings per share is based on the group's profit attributable to shareholders of HK$80,804,000 (2000: HK$78,185,000). The basic earnings per share is based on the weighted average of 612,184,331 (2000: 533,701,000) ordinary shares in issue during the year.

Diluted earnings per share for the years ended 30th June 2001 and 2000 respectively was not disclosed as there were no dilutive potential ordinary shares.

8 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) Directors' emoluments

The aggregate amounts of emoluments payable to directors of the company during the year are as follows:

	2001 HK$'000	2000 HK$'000
Fees	**890**	209
Other emoluments:		
Basic salaries and allowances	**7,094**	4,696
Bonuses	**8,000**	8,700
Pensions	**18**	—
	16,002	13,605

Directors' fees disclosed above include HK$240,000 (2000: HK$92,414) paid to independent non-executive directors.

During the year, 1,450,000 options were granted to the directors under the share option scheme approved by the shareholders. Each of the option entitles the holder to subscribe for one ordinary share of HK$0.1 each in the company at a premium of HK$1.09 each for the period from 16th August 2000 to 15th August 2003. No options had been exercised by the directors during the year.

The executive directors received individual emoluments for the year ended 30th June 2001 of approximately HK$8,394,000 (2000: HK$8,027,000), HK$2,665,000 (2000: HK$2,200,000), HK$1,839,000 (2000: HK$1,255,000), HK$1,558,000 (2000: HK$1,223,000) and HK$1,306,000 (2000: HK$900,000) respectively.

No directors waived or agreed to waive any of their emoluments in respect of the year ended 30th June 2001 and 2000.

8 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS (Continued)

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the group for the year include five directors (2000: three) whose emoluments are reflected in the analysis presented above. For the year ended 30th June 2000, the emoluments payable to the two remaining individuals who were not directors are as follows :

	2001 HK$'000	2000 HK$'000
Basic salaries, housing allowances, other allowances and benefits in kind	—	339
Bonuses	—	2,573
	—	2,912

The emoluments fell within the following bands:

	Number of individuals	
Emolument bands	2001	2000
HK$1,000,001 - HK$1,500,000	—	1
HK$1,500,001 - HK$2,000,000	—	1
	—	2

During the year ended 30th June 2001, no emoluments have been paid by the group to the directors or the five highest paid individuals as an inducement to join the group, or as compensation for loss of office.

9 RETIREMENT BENEFIT COSTS

The group did not provide retirement benefits for its employees in Hong Kong before 1st December 2000. With effect from 1st December 2000, a mandatory provident fund scheme has been set up for all the eligible employees of the group in Hong Kong. The mandatory provident fund scheme is a defined contribution retirement scheme and the contributions to the fund by the group and employees are calculated as a percentage of employees' basic salaries.

The employees of the representative offices of the group operating in mainland China participated in defined contribution retirement schemes in accordance with local government requirements. The contributions to the fund are calculated as a percentage of employee's basic salaries.

As at 30th June 2001, 34 employees based in Macau had completed the required number of years of service under the Macau Employment Relationship Decree ("Decree") and are eligible for long service payments on termination of their employment. The group is only liable to make such payments where the termination meets the required circumstances specified in the Decree. If the termination of all these employees met the circumstances required by the Decree, the group's maximum liabilities as at 30th June 2001 in this regard would be approximately HK$5,598,000. No provision has been made for this amount in the accounts as it is not expected to be crystallised in the foreseeable future.

10 FIXED ASSETS

	Group				
	Leasehold improvement HK$'000	Furniture, fixture and equipment HK$'000	Motor vehicles HK$'000	Demonstration equipment HK$'000	Total HK$'000
Cost					
At 1st July 2000	2,486	2,363	1,172	1,349	7,370
Additions	135	1,459	177	—	1,771
Acquisition of subsidiaries	109	1,478	139	—	1,726
Disposals	(114)	(15)	—	—	(129)
At 30th June 2001	2,616	5,285	1,488	1,349	10,738
Accumulated depreciation					
At 1st July 2000	1,143	1,489	257	842	3,731
Charge for the year	486	1,019	233	450	2,188
Acqusition of subsidiaries	107	968	43	—	1,118
Disposals	(29)	(3)	—	—	(32)
At 30th June 2001	1,707	3,473	533	1,292	7,005
Net book value					
At 30th June 2001	909	1,812	955	57	3,733
At 30th June 2000	1,343	874	915	507	3,639

11 INVESTMENT IN SUBSIDIARIES - COMPANY

	2001 HK$'000	2000 HK$'000
Investments, at cost (note (a))	73,918	73,918
Amounts due from subsidiaries (note (b))	146,678	158,541
Amount due to a subsidiary (note (b))	(1,498)	—
	219,098	232,459

(a) The following is a list of the subsidiaries at 30th June 2001:

Name	Place of incorporation/ establishment	Principal activities and place of operations	Particulars of issued/registered capital	Interest held Directly	Interest held indirectly
Guangzhou Vodatel Development Limited ("GVDL")	The People's Republic of China ("PRC")	Wireless data communications and internet related products research and development/PRC	RMB3,000,000	—	54%
Guangzhou Information Communication Co., Ltd. ("GZIC")	PRC	Provision of internet related data services/PRC	RMB900,000	—	28% (note (i))
Mega Datatech Limited	Macau	Computer software and hardware integration /Macau	MOP100,000	—	100%
Vodatel China Holdings Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel China Limited	British Virgin Islands	Dormant	1,000 ordinary shares of US$1 each	—	100%

11 INVESTMENT IN SUBSIDIARIES - COMPANY (Continued)

Name	Place of incorporation/ establishment	Principal activities and place of operations	Particulars of issued/registered capital	Interest held Directly	Interest held indirectly
Vodatel Data Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel Holdings Limited	British Virgin Islands	Investment holding and design and implementation of data networking systems and the provision of related engineering services/Macau	10,000 ordinary shares of US$1 each	100%	—
Vodatel Hong Kong Holdings Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel Information Limited	British Virgin Islands	Dormant	1,000 ordinary shares of US$1 each	—	100%
Vodatel International Holdings Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel Networks Limited	British Virgin Islands	Investment holding and provision of supporting services to group companies/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel Systems (HK) Limited	British Virgin Islands	Provision of warehouse services/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%

11 INVESTMENT IN SUBSIDIARIES - COMPANY (Continued)

Name	Place of incorporation/ establishment	Principal activities and place of operations	Particulars of issued/registered capital	Interest held	
				Directly	indirectly
Vodatel Systems Inc.	British Virgin Islands	Design and implementation of data networking systems and the provision of related engineering services/Macau	1,000 ordinary shares of US$1 each	—	100%
Vodatel Systems (Macau) Limited	British Virgin Islands	Dormant	1,000 ordinary shares of US$1 each	—	100%
Worldtown International Limited	British Virgin Islands	Owner of intellectual property rights and trade marks/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%

Note:

(i) GVDL holds 51.82% interest directly in GZIC.

(b) The amounts due from/(to) subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

12 INTERESTS IN ASSOCIATED COMPANIES

	Group	
	2001 HK$'000	2000 HK$'000
Share of net assets (note (a))	4,899	6,425
Advance to an associated company (note (b))	1,710	2,623
	6,609	9,048
Unlisted shares, at cost	33,107	32,373

(a) The following is a list of the associated companies at 30th June 2001:

Name	Place of incorporation/ establishment and business	Principal activities	Particulars of issued/registered capital	Interest held indirectly
Crossland Business Solution Limited	Hong Kong	Software production	100 ordinary shares of HK$1 each	40%
Guangzhou Thinker Vodatel Development Company Limited	PRC	Investment holding	US$3,000,000	49%
Oriental Skill Limited	Hong Kong	Provision of hardware consultancy services	10 ordinary shares of HK$1 each	40%
vcShare Online Limited	Hong Kong	Provision of software consultancy services	1,000,000 ordinary shares of HK$1 each	40%
Vodatel Crossland Technology Holdings Limited	British Virgin Islands	Investment holding	1,000 ordinary shares of US$1 each	40%

(b) The advance to an associated company is unsecured, interest-free and have no fixed terms of repayments.

13 INVESTMENT SECURITIES

	Group	
	2001	2000
	HK$'000	HK$'000
Equity securities, at market value		
Listed in Hong Kong	10,770	8,100
Listed outside Hong Kong	3,135	5,165
	13,905	13,265
Unlisted	2,635	—
Total	16,540	13,265

14 INVENTORIES

	Group	
	2001	2000
	HK$'000	HK$'000
Networking equipment	88,072	35,994
Less: provision	(1,942)	(1,942)
	86,130	34,052

At 30th June 2001, there were no inventories (2000: Nil) that are carried at net realisable value.

15 DUE TO A DIRECTOR - GROUP

The balance as at 30th June 2000 represented amount payable by a subsidiary of the company to a director of the company, Mr. Kuan Kin Man, for the acquisition of his 24% equity interest in GVDL.

16 SHARE CAPITAL

	Authorised Ordinary shares of HK$0.1 each	
	No. of shares	HK$'000
At 1st December 1999, date of incorporation	1,000,000	100
Increase in authorised ordinary share capital	1,999,000,000	199,900
At 30th June 2000 and 2001	2,000,000,000	200,000

	Issued and fully paid Ordinary shares of HK$0.1 each	
	No. of shares	HK$'000
At 1st December 1999, date of incorporation	1,000,000	100
Issue of shares	125,500,000	12,550
Capitalisation issue	488,500,000	48,850
At 30th June 2000	615,000,000	61,500
Repurchase of shares (note (a))	(7,016,000)	(702)
At 30th June 2001	607,984,000	60,798

Notes:

(a) During the year, the company repurchased 7,016,000 of its own shares in the open market through the Growth Enterprise Market of the Hong Kong Stock Exchange, all of which have been duly cancelled. The total purchase price of the shares was HK$6,476,000 with the maximum and minimum prices paid for each share being HK$0.99 and HK$0.81 respectively.

16 SHARE CAPITAL (Continued)

(b) Under a share option scheme approved by the shareholders, the directors of the company may, at their discretion, invite full-time employees including executive directors to take up options to subscribe for shares in the company representing up to a maximum of 10% of the shares in issue from time to time (excluding shares issued on exercise of options under the share option scheme).

On 15th August 2000, share options to subscribe for 1,450,000 and 4,466,000 shares were granted to certain directors of the company and certain employees of the group respectively. Details of the outstanding share options which have been granted to the directors of the company are as follows:

	Number of share options outstanding
Mr. José Manuel dos Santos	290,000
Mr. Yim Hong	290,000
Mr. Kuan Kin Man	290,000
Ms. Monica Maria Nunes	290,000
Mr. Ho Kwok Hung	290,000
	1,450,000

As at 30th June 2001, all of the share options granted have not been exercised. The outstanding share options are exercisable at the price of HK$1.19 per share and exercisable at any time from 16th August 2000 to 15th August 2003.

On 1st August 2001, share options to subscribe for 2,088,000 and 11,378,000 shares were granted to certain directors of the company and certain employees of the group respectively. Details of the outstanding share options which have been granted to the directors of the company are as follows:

	Number of share options outstanding
Mr. José Manuel dos Santos	522,000
Mr. Yim Hong	522,000
Mr. Kuan Kin Man	522,000
Ms. Monica Maria Nunes	522,000
	2,088,000

The outstanding share options are exercisable at the price of HK$0.79 per share and exercisable at any time from 1st February 2002 to 31st July 2004.

17 RESERVES

	Group					
	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Retained earnings HK$'000	Merger reserve (note (i)) HK$'000	Total HK$'000
At 1st July 1999	—	—	—	14,246	35,549	49,795
Placing of shares	153,135	—	—	—	—	153,135
Placing and listing expenses	(11,921)	—	—	—	—	(11,921)
Capitalisation issue	(48,850)	—	—	—	—	(48,850)
Surplus on revaluation of investment securities	—	—	1,399	—	—	1,399
Profit for the year retained	—	—	—	58,608	—	58,608
Goodwill written off on acquisition of associated companies	—	—	—	(28,232)	—	(28,232)
At 30th June 2000	92,364	—	1,399	44,622	35,549	173,934
Company and subsidiaries	92,364	—	1,399	44,959	35,549	174,271
Associated companies	—	—	—	(337)	—	(337)
At 30th June 2000	92,364	—	1,399	44,622	35,549	173,934
At 1st July 2000	92,364	—	1,399	44,622	35,549	173,934
Repurchase of shares	(5,774)	702	—	(702)	—	(5,774)
Deficit on revaluation of investment securities	—	—	(1,254)	—	—	(1,254)
Profit for the year retained	—	—	—	68,644	—	68,644
Goodwill written off on acquisition of subsidiaries	—	—	—	(15,697)	—	(15,697)
At 30th June 2001	86,590	702	145	96,867	35,549	219,853
Company and subsidiaries	86,590	702	145	99,465	35,549	222,451
Associated companies	—	—	—	(2,598)	—	(2,598)
At 30th June 2001	86,590	702	145	96,867	35,549	219,853

17 RESERVES (Continued)

Note:

(i) The merger reserve of the group includes the difference between the nominal value of the share capital of a subsidiary acquired and the nominal value of the shares issued by the company in exchange thereof, and also an existing balance on the share premium account of a subsidiary.

	Company				
	Share premium HK$'000	Capital redemption reserve HK$'000	Retained earnings HK$'000	Contributed surplus HK$'000	Total HK$'000
At 1st July 1999	—	—	—	—	—
Placing of shares	153,135	—	—	—	153,135
Placing and listing expenses	(11,921)	—	—	—	(11,921)
Capitalisation issue	(48,850)	—	—	—	(48,850)
Contributed surplus arising on group reorganisation (note (i))	—	—	—	73,718	73,718
Profit for the year retained	—	—	3,075	—	3,075
At 30th June 2000	92,364	—	3,075	73,718	169,157
At 1st July 2000	92,364	—	3,075	73,718	169,157
Repurchase of shares	(5,774)	702	(702)	—	(5,774)
Profit for the year retained	—	—	762	—	762
At 30th June 2001	86,590	702	3,135	73,718	164,145

Note:

(i) The contributed surplus represents the difference between the consolidated shareholders' funds of the subsidiaries and the nominal value of the company's shares issued for the acquisition at the time of the group reorganisation. Under the Companies Act 1981 of Bermuda (as amended), contributed surplus is distributable to shareholders, subject to the condition that the company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (a) it is, or would after the payment be, unable to pay its liabilities as they become due, or (b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

(ii) Distributable reserves of the company at 30th June 2001 amounted to HK$76,853,000 (2000: HK$76,793,000).

18 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit before taxation to net cash inflow/(outflow) from operating activities

	Group	
	2001 HK$'000	2000 HK$'000
Profit before taxation	95,233	92,801
Share of losses of associated companies	2,155	337
Depreciation	2,188	1,312
Loss on disposal of fixed assets	97	—
Decrease in amount due from an associated company	913	—
Increase in inventories	(48,978)	(1,906)
Decrease/(increase) in trade and bills receivable and other receivables, deposits and prepayments	21,396	(135,981)
Increase in trade and bills payable	23,422	43,853
(Decrease)/increase in other payables and accruals	(30,060)	4,993
Decrease in amount due to a director	(1,797)	(25,183)
Interest income	(11,087)	(10,296)
Dividend income	(686)	—
Net cash inflow/(outflow) from operating activities	52,796	(30,070)

(b) Analysis of changes in financing during the year

	Share capital including premium	
	2001 HK$'000	2000 HK$'000
Balance at the beginning of the year	153,864	—
Proceeds from issue of shares	—	214,635
Placing and listing expenses	—	(11,921)
Capitalisation issue	—	(48,850)
Repurchase of shares	(6,476)	—
Balance at the end of the year	147,388	153,864

18 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Continued)

(c) Purchase of subsidiaries

	2001 HK$'000	2000 HK$'000
Net assets acquired		
Fixed assets	608	—
Inventories	3,100	—
Trade and bills receivables	7,135	—
Other receivables, deposits and prepayments	4,994	—
Bank balances and cash	5,169	—
Due to a director	(1,585)	—
Trade and bills payables	(7,115)	—
Other payables and accruals	(10,491)	—
Bank overdraft	(70)	—
Bank loan, secured (note (i))	(204)	—
Minority shareholders' interests	(764)	—
	777	—
Goodwill	15,697	—
Carrying value of interest in an associated company	(317)	—
	16,157	—
Satisfied by cash	16,157	—

Note:

(i) *The loan is secured by an office premise owned by a previous shareholder of a subsidiary, as disclosed in note 20. Arrangement is being made by the group to terminate such bank loan facilities.*

(d) Analysis of the net inflow in respect of the purchase of subsidiaries:

	2001 HK$'000	2000 HK$'000
Cash consideration	16,157	—
Bank balances and cash in hand acquired	(5,169)	—
Bank overdraft	70	—
Outstanding purchase consideration payable	(14,703)	—
Net cash inflow in respect of the purchase of subsidiaries	(3,645)	—

19 BANKING FACILITIES

At 30th June 2001, the group's banking facilities of HK$193,080,000 (2000: HK$130,000,000) are secured by the following:

(a) charge on time deposits of HK$2,137,000 held by the group;

(b) corporate guarantee given by certain subsidiaries amounting to HK$147,200,000;

(c) corporate guarantee given by the company amounting to HK$193,080,000; and

(d) cross corporate guarantees between the company and certain subsidiaries amounting to HK$50,000,000.

Subsequent to 30th June 2001, the group has obtained additional banking facilities of approximately HK$30,880,000. These banking facilities require an additional corporate guarantee given by the company and certain subsidiaries of the company amounting to approximately HK$30,880,000 and HK$46,320,000 respectively, and cross corporate guarantees between certain subsidiaries amounting to approximately HK$38,600,000.

20 BANK LOAN, SECURED

	Group	
	2001	2000
	HK$'000	HK$'000
Bank loan, secured (note 18(c)(i))	**204**	—
Current portion of bank loan, secured	**(59)**	—
	145	—

The bank loan is wholly repayable within five years.

At 30th June 2001, the group's bank loans and overdrafts were repayable as follows:

	2001	2000
	HK$'000	HK$'000
Within one year	**59**	—
In the second year	**65**	—
In the third to fifth year	**80**	—
	204	—

21 CONTINGENT LIABILITIES

At 30th June 2001, the company has provided corporate guarantees of HK$190,943,000 (2000: HK$127,200,000) in favour of certain banks to secure banking facilities granted to certain subsidiaries.

22 COMMITMENTS

(a) Capital commitments

	Group	
	2001	2000
	HK$'000	HK$'000
Contracted but not provided for	51	—
Authorised but not contracted for	1,456	—
	1,507	—

(b) Commitments under operating leases

At 30th June 2001, the group had future aggregate minimum lease payments under operating leases in respect of land and buildings as follows:

	Group	
	2001	2000
	HK$'000	HK$'000
Within one year	1,844	1,028
In the second to fifth year inclusive	740	1,192
After the fifth year	158	—
	2,742	2,220

23 RELATED PARTY TRANSACTIONS

Significant related party transactions, which were carried out in the normal course of the group's business are as follows:

	2001 HK$'000	2000 HK$'000
Warehouse charges payable to Sistemas de Comunicações Vodatel (note (a))	—	564
Sales of goods to Zetronic Comunicações Lda (note (b))	**869**	13
Rental charges payable to a director of the company (note (c))	**60**	46
Business development fee payable to GVDL (note (d))	**1,393**	2,983
Network service fee payable to an associated company, Crossland Business Solution Limited ("CBS") (note (e))	**825**	—
Purchase of equity interest in GVDL from a director of the company (note 15)	—	212

(a) Sistemas de Comunicações Vodatel is a sole proprietorship registered in Macau and owned by Mr. José Manuel dos Santos, a director of the company. In the opinion of the directors of the company, the transactions were carried out in the ordinary course of business of the group. The transactions were terminated after the listing of the shares of the company.

(b) Zetronic Comunicações Lda is a company incorporated in Macau and owned by Mr. José Manuel dos Santos. In the opinion of the directors of the company, the transactions were carried out in the ordinary course of business of the group and on normal commercial terms.

(c) The group leased its office premise from Mr. José Manuel dos Santos at a monthly rental of approximately HK$5,000 commencing from 1st October 1999.

(d) During the year, Mr. José Manuel dos Santos and a subsidiary of the company had 76% and 24% interests in GVDL respectively. On 15th June 2001, both Mr. José Manuel dos Santos and subsidiary of the company injected additional capital into GVDL. After the capital injection, Mr. José Manuel dos Santos and the subsidiary had 46% and 54% in GVDL respectively, and GVDL became an indirectly-held subsidiary of the company. GVDL acts as a representative office for the group in Guangzhou and it charges all expenses incurred on behalf of the group with an additional 2% markup as its service fee.

(e) This represents a network service fee payable which is charged at terms mutually agreed between the group and CBS. In the opinion of the directors of the company, the transactions were carried out in the ordinary course of business of the group and on normal commercial terms.

23 RELATED PARTY TRANSACTIONS (Continued)

(f) At 30th June 2001, the group had unsecured advances to the following associated companies:

	2001	2000
	HK$'000	HK$'000
GVDL (note (i))	**—**	735
Vodatel Crossland Technology Company Limited ("VCT") (note (ii))	**1,710**	1,888

(i) The advance to GVDL was interest-free and repayable on demand. During the year, GVDL became an indirectly-held subsidiary of the company (note 23(d)).

(ii) The advance to VCT is interest-free and repayable on demand. The other shareholder of VCT, a third party, has also advanced to VCT an amount in proportion to its share of equity interest in VCT.

24 APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 20th September 2001.

	2001	2000	1999	1998	1997
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	**546,915**	482,267	478,420	416,151	341,210
Profit attributable to shareholders	**80,804**	78,185	71,229	49,857	35,559
Total assets	**548,449**	459,699	283,739	174,568	159,432
Total liabilities	**(267,798)**	(224,265)	(233,744)	(138,818)	(132,935)
Net assets	**280,651**	235,434	49,995	35,750	26,497

The turnover, profit attributable to shareholders, total assets and total liabilities of the group for each of the four years ended 30th June 2000 have been prepared on the basis of merger accounting as if the group structure, at the time when the group reorganisation in February 2000 was completed, had been in existence throughout the accounting years presented.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Second Annual General Meeting of Shareholders of the Company will be held at the Bowen Room, Level 7, Conrad Hotel, Hong Kong, on Monday, 5th November, 2001 at 4:00 p.m. to transact the following businesses:-

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the period ended 30th June, 2001.

2. To approve the payment of a final dividend for the year ended 30th June, 2001.

3. To re-elect retiring Directors and authorise the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

5. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:-

A. "THAT:-

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an options or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) of this Resolution), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) the exercise of any options granted under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of options to subscribe for, or rights to acquire, shares of the Company or, (iv) any scrip dividend or similar arrangement providing for the allotment of shares in the capital of the Company in lieu of the whole or part of the cash payment for any dividend on shares of the Company pursuant to the Bye-Laws of the Company from time to time, shall not in aggregate exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in Meeting.

"Right Issue" means the allotment, issue or grant of shares in the capital of the Company pursuant to an offer of shares open for a period fixed by the Directors made to holders of shares of the Company or any class thereof whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange or any territory outside Hong Kong applicable to the Company)."

B. "THAT:-

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase its own issued shares of HK$0.10 each in the capital of the Company in accordance with laws and requirements and regulations of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in Meeting."

C. "THAT:-

subject to the passing of the Ordinary Resolution Nos. 5A and 5B, the general mandate granted to the Directors of the Company to allot, issue and deal with additional securities pursuant to Resolution No. 5A be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares repurchased by the Company under the authority granted pursuant to Resolution No. 5B, provided that such amount of shares so repurchased shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By order of the Board
VODATEL NETWORKS HOLDINGS LIMITED
José Manuel dos SANTOS
Chairman
Hong Kong, 20th September, 2001

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business:
Estrada D. Maria II
Ed. Industrial Cheong Long
4/F "B & C"
Macau

Place of Business in Hong Kong:
Room 1401, 14/F
China Merchants Tower, Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

Notes:

1. The register of members of the Company will be closed from 1st November, 2001 to 5th November, 2001, both days inclusive, during which period no transfer of shares will be registered. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong, not later than 4:00 p.m. on 31st October, 2001.

2. Every member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies (if a member who is the holder of two or more shares) to attend and vote in his stead. A proxy need not be a member of the Company.

3. To be valid, the instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal place of business in Hong Kong at Room 1401, 14th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Conuanght Road Central, Hong Kong, not less than 48 hours before the appointed time for holding the Meeting or any adjournment thereof.

4. An Explanatory Statement containing further details regarding Ordinary Resolution No. 5B above as required by the Rules Governing the Listing of Securities on the Stock Exchange will be dispatched to the members of the Company together with the 2001 Annual Report.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the date of its posting.

* For identification purpose only

Abbreviations

ADSL	Asymmetric Digital Subscriber Line
Alcatel	Alcatel Networks Corporation
Alidian	Alidian Networks, Inc.
ATM	Asynchronous Transfer Mode
CDMA WLL	Code Division Multiple Access Wireless Local Loop
China Railcom	China Railway Communications Corporation
Cosine	CoSine Communications
DDN	Digital Data Network
DWDM	Dense Wavelength Division Multiplexer
Extreme	Extreme Networks, Inc.
IP	Internet Protocol
Juniper	Juniper Networks (Hong Kong) Limited
LAN	Local Area Network
LG	LG Information & Communications, Ltd.
LG TOPS	Guangzhou LG-TOPS Communication Technologies Co., Ltd.
Vodatel Crossland	Vodatel Crossland Technology Holdings Limited
VPN	Virtual Private Network
WAN	Wide Area Network

簡稱

ADSL	非對稱數位用户線路
Alcatel	Alcatel Networks Corporation
Alidian	Alidian Networks, Inc.
ATM	異同步傳輸模式
CDMA WLL	碼分多址無線用户接入網系統設備
China Railcom	鐵通通信信息有限責任公司
Cosine	CoSine Communications
DDN	數碼數據網絡
DWDM	密集波長部分多路復用器
Extreme	Extreme Networks, Inc.
IP	互聯網通信協定
Juniper	Juniper Networks (Hong Kong) Limited
LAN	局域網絡
LG	LG Information & Communications, Ltd.
LG TOPS	Guangzhou LG-TOPS Communication Technologies Co. Ltd.
Vodatel Crossland	Vodatel Crossland Technology Holdings Limited
VPN	虛擬專網
WAN	廣域網絡

股東週年大會通告

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處兼主要營業地點：
澳門
馬交石炮台馬路
昌龍工業大廈
5樓B及C座

香港營業地點：
香港
干諾道中168-200號
信德中心招商局大廈
14樓1401室

附註：

1. 本公司將於二零零一年十一月一日至二零零一年十一月五日（包括首尾兩日）暫停辦理股東登記手續，於該期間將不會辦理任何股份過户登記。所有過户文件連同有關股票最遲須於二零零一年十月三十一日下午四時正前送達本公司之香港股份過户分處，雅柏勤證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓。

2. 有權出席本公司大會及投票表決的本公司股東，可委任一位或以上（倘股東持有兩股或以上股份）人士作為其受委代表出席大會及代其投票表決。受委代表不必為本公司股東。

3. 為使委任代表生效，委任代表的文據連同授權簽署代表委任表格的授權書或其他授權文件（指如有而言）或經公證人簽署證明的副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司的香港主要營業地點，地址為香港干諾道中168-200號信德中心招商局大廈14樓1401室，方為有效。

4. 按照聯交所證券上市規則規定，一份載有有關上文第5B項普通決議案的詳情的説明文件，連同二零零一年年報將寄發予本公司股東。

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登七日。

* 僅供識別

的任何其他證券交易所，按照聯交所證券上市規則或任何證券交易所不時修訂的所有適用法例及規定，購回本公司股本中每股面值0.10港元的已發行股份；

(b) 本公司根據本決議案(a)段所述的批准在有關期間內購回的股份面值總額不得超過於本決議案通過日期本公司已發行股本面值總額10%，上述授權亦須受此限制；及

(c) 就本決議案而言：

「有關期間」指本決議案通過日期起至下列三者中的較早日期止的期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 按本公司的公司細則或任何百慕達適用法例規定本公司須召開下屆股東周年大會的期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案授予的權力。」

(C) 「動議：－

待第5A項及第5B項普通決議案獲通過後，授予本公司董事配發、發行及處理根據第5A項的額外證券的一般授權獲本公司根據第5B項決議案授予的權利而額外購回的股份面值總值擴大，假設購回的股份數目不得超逾本公司於本決議案通過日期已發行股本面值總額10%。」

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos
二零零一年九月二十日

本公司不時生效的公司細則以任何股代息或類似安排藉配發股份以代替股份的全部或部份股息的現金款項而發行的股份，不得超過本決議案通過日期本公司已發行股本面值總額20%；及本決議案的授權亦須受此限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列三者中的較早日期止的期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 按本公司的公司細則或任何百慕達適用法例規定本公司須召開下屆股東周年大會的期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案授予的權力；

「配售新股」乃指於本公司董事訂定的期間內向於指定記錄日期名列股東名冊的本公司股份或任何類別持有人按彼等當時的持股或類別比例根據提呈發售股份，配發、發行或授予本公司股份，惟本公司董事有權就零碎股權或經考慮根據任何司法權區或任何認可監管機關或任何證券交易所的法例的任何限制或責任，作出其認為必要或權宜的豁免或其他安排。」

(B) 「動議：—

(a) 根據本決議案(b)段，一般及無條件批准本公司董事會於有關期間（定義見本決議案(c)段）內行使本公司一切權力，按照香港聯合交易所有限公司（「聯交所」）的法例及規定與規則於香港聯合交易所限公司（「聯交所」）或本公司股份可能上市並經由證券及期貨事務監察委員會及聯交所就此認可

茲通告本公司將於二零零一年十一月五日星期一下午四時正假座香港港麗酒店七樓寶宏廳舉行第二屆股東周年大會，以處理下列事務：

1. 省覽截至二零零一年六月三十日止年度的經審核財務報表、董事會及核數師的報告書。

2. 批准派付截至二零零一年六月三十日止年度的末期股息。

3. 重選退任董事及授權董事會釐定彼等的酬金。

4. 重新委任核數師及授權董事會釐定彼等的酬金。

5. 列為特別事項，考慮及酌情通過下列決議案為普通決議案：

(A)「動議：—

(a) 在本決議案下文(c)段的規限下，一般及無條件批准本公司董事（「董事」）於有關期間（定義見本文）內行使本公司一切權力以配發、發行及處理本公司股本中的額外股份或可轉換為該等股份或購股權、認股權證的證券，或可認購任何股份或可換股證券的類似權利，並在可能須行使該等權力時作出或授出售股建議、協議及購股權；

(b) 本決議案(a)段所述的批准將授權董事於有關期間內作出或授出可能須在有關期間結束後行使該等權力的售股建議、協議及購股權；

(c) 董事根據本決議案(a)段所述的批准而配發或同意有條件或無條件配發及發行（不論是否根據購股權或其他原因而配發者）的股本面值總額（惟根據(i)供股（定義見本決議案(d)段）；或(ii)根據本公司發行的任何認股權證的條款行使認購權或轉換可轉換為本公司股份的任何證券；(iii)根據任何購股權計劃或當時採納授予或發行予本公司及／或其任何附屬公司的行政人員及／或認購，收購本公司股份的權利的類似安排行使任何購股權；或(iv)根據

五個年度的財務概要

截至二零零一年六月三十日止年度

	二零零一年	二零零零年	一九九九年	一九九八年	一九九七年
	千港元	千港元	千港元	千港元	千港元
營業額	**546,915**	482,267	478,420	416,151	341,210
股東應佔溢利	**80,804**	78,185	71,229	49,857	35,559
總資產	**548,449**	459,699	283,739	174,568	159,432
總負債	**(267,798)**	(224,265)	(233,744)	(138,818)	(132,935)
資產淨值	**280,651**	235,434	49,995	35,750	26,497

本集團截至二零零零年六月三十日止四個年度各年的營業額、股東應佔溢利、總資產及總負債，乃根據本集團的集團重組於二零零零年二月完成時，於整個呈報會計年度一直存在的合併會計基準編製。

23 關連人士交易（續）

(f) 於二零零一年六月三十日，本集團向下列聯營公司支付無抵押墊款：

	二零零一年 **千港元**	二零零零年 千港元
廣州愛達利（附註(i)）	**—**	735
Vodatel Crossland Technology Company Limited（附註(2)）	**1,710**	1,888

(i) 給予廣州愛達利的墊款為免息及須於要求還款時償還。年內，廣州愛達利成為本公司間接擁有的附屬公司（附註23(d)）。

(ii) 給予VCT的墊款為免息及須於要求還款時償還。VCT其他股東（第三者）亦按其於VCT的股本權益比例給予VCT墊款。

24 賬目批准

該等賬目在二零零一年九月二十日由董事會批准。

23 關連人士交易

按本集團日常業務進行的重大關連人士交易如下：

	二零零一年 千港元	二零零零年 千港元
應付Sistemas de Comunicações Vodatel的倉庫費用（附註(a)）	—	564
向Zetronic Comunicações Lda銷售貨品（附註(b)）	869	13
應付本公司董事的租金費用（附註(c)）	60	46
應付廣州愛達利的商業發展費（附註(d)）	1,393	2,983
應付聯營公司Crossland Business Solution Limited（「CBS」）的網絡服務費（附註(e)）	852	—
自本公司董事購入廣州愛達利的股本權益（附註15）	—	212

(a) Sistemas de Comunicações Vodatel為於澳門註冊的獨資企業，並由本公司董事José Manuel dos Santos先生擁有。本公司董事認為，該等交易乃按本集團日常業務進行。而有關交易已於本公司股份上市後終止。

(b) Zetronic Comunicações Lda為一間於澳門註冊成立的公司，並由José Manuel dos Santos先生擁有。本公司董事認為，該等交易乃按本集團日常業務及一般商業條款進行。

(c) 本集團自一九九九年十月一日起向José Manuel dos Santos先生租用其辦公室單位，月租約5,000港元。

(d) 於年內，José Manuel dos Santos先生與本公司一間附屬公司分別於廣州愛達利擁有76%與24%權益。於二零零一年六月十五日，José Manuel dos Santos先生及該附屬公司於廣州愛達利注入額外資本。注資後，José Manuel dos Santos先生及該附屬公司分別擁有廣州愛達利的46%及54%，而廣州愛達利成為本公司間接擁有的附屬公司。廣州愛達利作為本集團在廣州的代表辦事處，代表本集團就所有開支收取額外2%的漲價，作為其服務費。

(e) 該項目即應付網絡服務費，以本集團與CBS共同協定的條款收費。本公司董事認為，該等交易按本集團的一般業務及以一般商業條款進行。

21 或然負債

於二零零一年六月三十日，本公司已向若干銀行提供公司擔保190,943,000港元(二零零零年：127,200,000港元)，作為授予若干附屬公司銀行信貸的抵押。

22 承擔

(a) 資本承擔

	本集團	
	二零零一年	二零零零年
	千港元	千港元
已訂約但未撥備	**51**	—
已授權但未訂約	**1,456**	—
	1,507	—

(b) 經營租約承擔

於二零零一年六月三十日，本集團就土地及樓宇的經營租約的未來最低租約款額如下：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
一年內	**1,844**	1,028
第二至第五年(包括首尾兩年)	**740**	1,192
第五年後	**158**	—
	2,742	2,220

19 銀行信貸

於二零零一年六月三十日，本集團的銀行信貸193,080,000港元(二零零零年：130,000,000港元)是以下列各項作抵押：

(a) 本集團持有的定期存款2,137,000港元；

(b) 若干附屬公司作出的公司擔保147,200,000港元；

(c) 本公司作出的公司擔保193,080,000港元；及

(d) 本公司與若干附屬公司互相作出的公司擔保50,000,000港元。

於二零零一年六月三十日後，本集團獲得約30,880,000港元額外銀行信貸。該等銀行信貸要求本公司及本公司若干附屬公司分別達約30,880,000港元及46,320,000港元的額外企業擔保，而若干附屬公司之間的企業擔保約38,600,000港元。

20 有抵押銀行貸款

	本集團	
	二零零一年 千港元	二零零零年 千港元
有抵押銀行貸款(附註18(c)(i))	204	—
有抵押銀行貸款即期部份	(59)	—
	145	—

銀行貸款須於五年內悉數償還。

於二零零一年六月三十日，本集團的銀行貸款及透支應付如下：

	二零零一年 千港元	二零零零年 千港元
一年內	59	—
第二年	65	—
第三至第五年	80	—
	204	—

18 綜合流動現金表附註(續)

(c) 購買附屬公司

	二零零一年 千港元	二零零零年 千港元
收購資產淨額		
固定資產	608	—
存貨	3,100	—
應收貿易賬項及票據	7,135	—
其他應收款項、按金及預付款項	4,994	—
銀行結餘及現金	5,169	—
應付董事款項	(1,585)	—
應付貿易賬項及票據	(7,115)	—
其他應付款項及應計費用	(10,491)	—
銀行透支	(70)	—
有抵押銀行貸款(附註(i))	(204)	—
少數股東權益	(764)	—
	777	—
商譽	15,697	—
一間聯營公司的權益的賬面值	(317)	—
	16,157	—
以現金支付	16,157	—

附註：

(i) 如附註20所披露，該貸款由一間附屬公司的一名前任股東擁有的一個辦公室單位作抵押。本集團現正安排終止該等銀行貸款融資。

(d) 購買附屬公司的流入淨額分析：

	二零零一年 千港元	二零零零年 千港元
現金代價	16,157	—
已收購銀行結餘及手頭現金	(5,169)	—
銀行透支	70	—
尚未償還的應付購買代價	(14,703)	—
購買附屬公司現金流入淨額	(3,645)	—

18 綜合流動現金表附註

(a) 除税前溢利與來自經營業務的現金流入／(流出)淨額對賬

	本集團	
	二零零一年 千港元	二零零零年 千港元
除税前溢利	95,233	92,801
應佔聯營公司虧損	2,155	337
折舊	2,188	1,312
出售固定資產虧損	97	—
應收聯營公司款項減少	913	—
存貨增加	(48,978)	(1,906)
應收貿易賬項及票據及其他應收款項、按金及預付款項減少／(增加)	21,396	(135,981)
應付貿易賬項及票據增加	23,422	43,853
其他應付款項及應計費用(減少)／增加	(30,060)	4,993
應付董事款項減少	(1,797)	(25,183)
利息收入	(11,087)	(10,296)
股息收入	(686)	—
經營業務的現金流入／(流出)淨額	52,796	(30,070)

(b) 年內融資變動分析

	股本(包括溢價)	
	二零零一年 千港元	二零零零年 千港元
年初結餘	153,864	—
發行股份所得款項	—	214,635
配售及上市開支	—	(11,921)
資本化發行	—	(48,850)
購回股份	(6,476)	—
年終結餘	147,388	153,864

17 儲備(續)

附註:

(i) 本集團合併儲備,包括所收購附屬公司的股份面值與本公司於合併時交換股份所發行股份的面值之間的差額,及附屬公司任何現有結餘的股份溢價賬。

	本公司				
	股份溢價賬 千港元	資本 贖回儲備 千港元	保留盈利 千港元	繳入盈餘 千港元	合共 千港元
於一九九九年七月一日	—	—	—	—	—
配售股份	153,135	—	—	—	153,135
配售及上市開支	(11,921)	—	—	—	(11,921)
資本化發行	(48,850)	—	—	—	(48,850)
集團重組產生的繳入盈餘(附註(i))	—	—	—	73,718	73,718
本年度保留溢利	—	—	3,075	—	3,075
於二零零零年六月三十日	92,364	—	3,075	73,718	169,157
於二零零零年七月一日	92,364	—	3,075	73,718	169,157
購回股份	(5,774)	702	(702)	—	(5,774)
本年度保留溢利	—	—	762	—	762
於二零零一年六月三十日	86,590	702	3,135	73,718	164,145

附註:

(i) 繳入盈餘指於集團重組時附屬公司的綜合股東資金與本公司已發行股份面值之間的差額。根據百慕達一九八一年公司法(經修訂),繳入盈餘可分派予股東,但須受以下條件所規限:倘(a)本公司無法或在支付以下款項後無法償還其到期的負債,或(b)本公司在支付以下款項後,其可變現的資產值為少於其負債、已發行股本與股份溢價賬的總額,則本公司不可宣派或支付股息或從繳入盈餘中作出任何分派。

(ii) 於二零零一年六月三十日,本公司可供分派的儲備為76,853,000港元(二零零零年:76,793,000港元)。

17 儲備

	本集團					
	股份溢價賬 千港元	資本贖回儲備 千港元	投資重估儲備 千港元	保留盈利 千港元	合併儲備(附註(i)) 千港元	合共 千港元
於一九九九年七月一日	—	—	—	14,246	35,549	49,795
配售股份	153,135	—	—	—	—	153,135
配售及上市開支	(11,921)	—	—	—	—	(11,921)
資本化發行	(48,850)	—	—	—	—	(48,850)
投資證券重估盈餘	—	—	1,399	—	—	1,399
本年度保留溢利	—	—	—	58,608	—	58,608
收購聯營公司撇銷商譽	—	—	—	(28,232)	—	(28,232)
於二零零零年六月三十日	92,364	—	1,399	44,622	35,549	173,934
本公司及附屬公司	92,364	—	1,399	44,959	35,549	174,271
聯營公司	—	—	—	(337)	—	(337)
於二零零零年六月三十日	92,364	—	1,399	44,622	35,549	173,934
於二零零零年七月一日	92,364	—	1,399	44,622	35,549	173,934
購回股份	(5,774)	702	—	(702)	—	(5,774)
投資證券重估虧絀	—	—	(1,254)	—	—	(1,254)
本年度保留溢利	—	—	—	68,644	—	68,644
收購聯營公司撇銷商譽	—	—	—	(15,697)	—	(15,697)
於二零零一年六月三十日	86,590	702	145	96,867	35,549	219,853
本公司及附屬公司	86,590	702	145	99,465	35,549	222,451
聯營公司	—	—	—	(2,598)	—	(2,598)
於二零零一年六月三十日	86,590	702	145	96,867	35,549	219,853

16 股本(續)

(b) 根據股東批准的購股權計劃，本公司董事可酌情邀請全職僱員(包括執行董事)行使購股權以認購本公司股份最多達不時已發行股份(包括因行使根據購股權計劃授出的購股權而發行的股份)的10%上限。

於二零零零年八月十五日，可認購1,450,000股及4,466,000股股份的購股權乃分別授予本公司的若干董事及本集團的若干僱員。已授出本公司董事尚未行使的購股權詳情如下：

	尚未行使的購股權數目
José Manuel dos Santos先生	290,000
嚴康先生	290,000
關鍵文先生	290,000
Monica Maria Nunes女士	290,000
何國雄先生	290,000
	1,450,000

於二零零一年六月三十日，所有授出的購股權尚未行使。尚未行使的購股權可由二零零零年八月十六日至二零零三年八月十五日的任何時間，以每股1.19港元的價格行使。

於二零零一年八月一日，可認購2,088,000股及11,378,000股的購股權分別授予本公司若干董事及本集團的若干僱員。已授予本公司董事的尚未行使購股權詳情如下：

	尚未行使的購股權數目
José Manuel dos Santos先生	522,000
嚴康先生	522,000
關鍵文先生	522,000
Monica Maria Nunes女士	522,000
	2,088,000

尚未行使的購股權可由二零零二年二月一日至二零零四年七月三十一日的任何時間，以每股0.79港元的價格行使。

16 股本

	每股面值0.1港元的法定普通股	
	股份數目	千港元
於一九九九年十二月一日，註冊成立日期	1,000,000	100
法定普通股本增加	1,999,000,000	199,900
於二零零零年及二零零一年六月三十日	2,000,000,000	200,000

	每股面值0.1港元的已發行及繳足普通股	
	股份數目	千港元
於一九九九年十二月一日，註冊成立日期	1,000,000	100
發行股份	125,500,000	12,550
資本化發行	488,500,000	48,850
於二零零零年六月三十日	615,000,000	61,500
購回股份(附註(a))	(7,016,000)	(702)
於二零零一年六月三十日	607,984,000	60,798

附註：

(a) 年內，本公司透過香港聯合交易所創業板購回7,016,000股其於公開市場的股份，所有股份已適當地註銷。股份的購買價總額為6,476,000港元，而每股已付最高及最低價格分別為0.99港元及0.81港元。

13 投資證券

	本集團	
	二零零一年 千港元	二零零零年 千港元
股本證券，按市值		
在香港上市	10,770	8,100
在香港以外上市	3,135	5,165
	13,905	13,265
非上市	2,635	—
合共	16,540	13,265

14 存貨

	本集團	
	二零零一年 千港元	二零零零年 千港元
網絡設備	88,072	35,994
減：撥備	(1,942)	(1,942)
	86,130	34,052

於二零零一年六月三十日，並無存貨附有可變現淨值(二零零零年：無)。

15 應付董事款項－本集團

於二零零零年六月三十日的結餘為本公司一間附屬公司就收購本公司董事關鍵文先生於廣州愛達利的24%股本權益而應向其支付的款項。

12 於聯營公司的投資

	本集團	
	二零零一年 千港元	二零零零年 千港元
應佔資產淨值(附註(a))	4,899	6,425
給予聯營公司的墊款(附註(b))	1,710	2,623
	6,609	9,048
非上市股份，按成本	33,107	32,373

(a) 於二零零一年六月三十日的聯營公司如下：

名稱	成立及業務地點	主要業務	已發行股本／註冊資本詳情	所持間接權益
Crossland Business Solution Limited	香港	生產軟件	每股面值1港元的普通股100股	40%
廣州新科愛達利電訊技術有限公司	中國	投資控股	3,000,000美元	49%
Oriental Skill Limited	香港	硬件買賣及研究開發	每股面值1港元的普通股10股	40%
vcShare Online Limited	香港	提供軟件顧問服務	每股面值1港元的普通股1,000,000股	40%
Vodatel Crossland Technology Holdings Limited	英屬處女群島	投資控股	每股面值1美元的普通股1,000股	40%

(b) 給予聯營公司的墊款為無抵押、免息及無固定還款期。

11 於附屬公司的投資－公司(續)

名稱	註冊成立／成立地點	主要業務及經營地點	已發行股本／註冊資本詳情	所持權益 直接	所持權益 間接
Vodatel Systems Inc.	英屬處女群島	設計與開發數據網絡系統及提供相關工程服務／澳門	每股面值1美元的普通股1,000股	—	100%
Vodatel Systems (Macau) Limited	英屬處女群島	暫無業務	每股面值1美元的普通股1,000股	—	100%
Worldtown International Limited	英屬處女群島	擁有知識產權及商標／香港	每股面值1美元的普通股1,000股	—	100%

附註：

(i) 廣州愛達利直接持有圖文資訊的51.82%權益。

(b) 應收／(付)附屬公司的款項為無抵押、免息及無固定還款期。

11 於附屬公司的投資－公司(續)

名稱	註冊成立／成立地點	主要業務及經營地點	已發行股本／註冊資本詳情	所持權益 直接	所持權益 間接
Vodatel Data Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel Holdings Limited	英屬處女群島	投資控股、設計與開發數據網絡系統及提供相關工程服務／澳門	每股面值1美元的普通股10,000股	100%	—
Vodatel Hong Kong Holdings Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel Information Limited	英屬處女群島	暫無業務	每股面值1美元的普通股1,000股	—	100%
Vodatel International Holdings Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel Networks Limited	英屬處女群島	投資控股及向本集團旗下各公司提供支援服務／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel Systems (HK) Limited	英屬處女群島	提供存貨服務／香港	每股面值1美元的普通股1,000股	—	100%

11 於附屬公司的投資－公司

	二零零一年 千港元	二零零零年 千港元
投資，按成本(附註(a))	73,918	73,918
應收附屬公司款項(附註(b))	146,678	158,541
應付一間附屬公司款項(附註(b))	(1,498)	—
	219,098	232,459

(a) 於二零零一年六月三十日的附屬公司如下：

名稱	註冊成立／成立地點	主要業務及經營地點	已發行股本／註冊資本詳情	所持權益 直接	所持權益 間接
廣州市愛達利發展有限公司(「廣州愛達利」)	中華人民共和國(「中國」)	無線數據通訊及互聯網相關產品研究及開發／中國	人民幣3,000,000元	—	54%
廣州市圖文資訊有限公司(「圖文資訊」)	中國	提供互聯網相關數據服務／中國	人民幣900,000元	—	28% (附註(i))
萬訊電腦科技有限公司	澳門	電腦軟件及硬件整合／澳門	澳門元100,000	—	100%
Vodatel China Holdings Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel China Limited	英屬處女群島	暫無業務	每股面值1美元的普通股1,000股	—	100%

10 固定資產

	本集團				
	租賃物業裝修	傢俬、裝置及設備	汽車	示範設備	合共
	千港元	千港元	千港元	千港元	千港元
成本					
於二零零零年七月一日	2,486	2,363	1,172	1,349	7,370
增置	135	1,459	177	—	1,771
收購附屬公司	109	1,478	139	—	1,726
出售	(114)	(15)	—	—	(129)
於二零零一年六月三十日	2,616	5,285	1,488	1,349	10,738
累計折舊					
於二零零零年七月一日	1,143	1,489	257	842	3,731
本年度折舊	486	1,019	233	450	2,188
收購附屬公司	107	968	43	—	1,118
出售	(29)	(3)	—	—	(32)
於二零零一年六月三十日	1,707	3,473	533	1,292	7,005
賬面淨值					
於二零零一年六月三十日	909	1,812	955	57	3,733
於二零零零年六月三十日	1,343	874	915	507	3,639

9 退休福利成本

本集團於二零零零年十二月一日前並無為其香港僱員提供退休福利。由二零零零年十二月一日起，已為本集團在香港的所有合資格僱員設立一項強制性公積金計劃。強制性公積金計劃乃一項明確的供款退休計劃，而本集團及僱員對基金的供款乃按僱員的基本薪金的百分比計算。

根據中國大陸的政府所規定，於當地運作的本集團代表辦事處的僱員參與明確供款退休計劃。對基金的供款乃按僱員的基本薪金的百分比計算。

於二零零一年六月三十日，三十四名澳門僱員已完成澳門僱傭關係法令(「法令」)所規定的服務年期年數，於終止服務時將有資格領取長期服務金。本集團僅須於終止服務符合法令所指明的情況下支付有關款項。倘終止服務符合法令所指明的情況，本集團於二零零一年六月三十日之最高負債約達5,598,000港元。因預期於可見未來不會發生上述情況，故並無於項目內就該金額作撥備。

8 董事及高級管理人員酬金(續)

(b) 五位最高薪人士

本年度本集團最高薪的五位人士計有五位董事(二零零零年:三位),彼等的酬金已反映於上述分析。於截至二零零零年六月三十日止,年內應付其餘兩位人士(並非董事)的酬金如下:

	二零零一年 千港元	二零零零年 千港元
基本薪金、房屋津貼、其他津貼及實物利益	—	339
花紅	—	2,573
	—	2,912

酬金在下列範圍的人士如下:

	人數	
	二零零一年	二零零零年
酬金範圍		
1,000,001港元 — 1,500,000港元	—	1
1,500,001港元 — 2,000,000港元	—	1
	—	2

於截至二零零一年六月三十日止年度內,本集團並無向董事或五位最高薪人士支付任何酬金,作為加入本集團的獎勵或離職賠償。

7 每股盈利

每股基本盈利是按本集團的股東應佔溢利80,804,000港元(二零零零年:78,185,000港元)計算。每股基本盈利是按年內已發行普通股的加權平均數612,184,331股(二零零零年:533,701,000股)計算。

由於並無具有攤薄作用之普通股,故並無披露分別截至二零零零年及二零零一年六月三十日止年度的每股攤薄盈利。

8 董事及高級管理人員酬金

(a) 董事酬金:

年內應付本公司董事的酬金總額如下:

	二零零一年 千港元	二零零零年 千港元
袍金	**890**	209
其他酬金		
基本薪金及津貼	**7,094**	4,696
花紅	**8,000**	8,700
退休金	**18**	—
	16,002	13,605

上文所披露的董事袍金包括付予獨立非執行董事的240,000港元(二零零零年:92,414港元)。

年內,根據股東批准的購股權授予董事1,450,000份購股權。每份購股權賦予持有人由二零零零年八月十六日至二零零三年八月十五日期間,以溢價1.09港元認購本公司1股每股面值0.1港元的普通股。年內,董事並無行使任何購股權。

截至二零零一年六月三十日止年度,各執行董事分別收取個人酬金約8,394,000港元(二零零零年:8,027,000港元)、2,665,000港元(二零零零年:2,200,000港元)、1,839,000港元(二零零零年:1,255,000港元)、1,558,000港元(二零零零年:1,223,000港元)及1,306,000港元(二零零零年:900,000港元)。

概無董事放棄或同意放棄截至二零零一年及二零零零年六月三十日止年度的酬金。

4. 税項

本集團於本年度並無香港估計應課税溢利，故賬目並無就香港利得税提取撥備。澳門補充利得税是按本集團在澳門經營的成員公司的估計應課税溢利的15.75%計算。

於綜合損益賬內列賬的税項金額如下：

	本集團	
	二零零一年 千港元	二零零零年 千港元
香港利得税	**—**	—
澳門補充利得税	**14,429**	14,616
	14,429	14,616

年內並無任何重大未撥備遞延税項（二零零零年：無）。

5 股東應佔溢利

本公司賬目所處理之股東應佔溢利為12,922,000港元（二零零零年：12,300,000港元）。

6 股息

	二零零一年 千港元	二零零零年 千港元
附屬公司於集團重組前支付予彼等當時股東的中期股息（附註(a)）	**—**	10,352
建議派付每股普通股0.02港元（二零零零年：0.015港元）的末期股息	**12,160**	9,225
	12,160	19,577

(a) 就該等綜合賬目而言，由於上述股息率與股息享有的股份數目等資料並無意義，故並無呈列。

2. 收益及營業額

本集團主要從事提供網絡設計及開發及相關工程服務。年內已確認的收益如下：

	本集團 二零零一年 千港元	本集團 二零零零年 千港元
營業額		
數據網絡系統，設計與開發及提供相關工程服務	471,885	428,385
貨品銷售	75,030	53,882
	546,915	482,267
其他收益		
上市投資所得股息	686	—
利息收入	11,087	10,296
	11,773	10,296
收益總額	558,688	492,563

3. 經營溢利

經營溢利於扣除下列項目後列賬：

	本集團 二零零一年 千港元	本集團 二零零零年 千港元
核數師酬金		
－本年度	1,200	1,000
－上年度撥備不足	235	—
已售存貨成本	394,417	325,957
固定資產折舊	2,188	1,312
出售固定資產虧損	97	—
滙兑虧損淨額	1,163	680
土地及樓宇的經營租約	1,932	1,285
呆壞賬撥備	357	9,771
研究與開發成本	146	111
退休福利成本(附註9)	502	—
員工成本(包括董事酬金)	27,023	25,807

1. **主要會計政策**(續)

(m) **退休福利成本**

本集團的退休計劃供款實報實銷。

(n) **研究與開發成本**

研究與開發成本實報實銷，已呈列開發中產品的技術可行性的開發成本除外，成本可清楚識別及產品具備市場，致使產品預期可賺取利潤。該等開發成本會被確認為一項資產，並以直線法以不超過五年期間攤銷，從而反映已確認相關經濟效益的模式。

(o) **比較數字**

如有需要，比較數字已作出相應調整，以符合本年度的呈報修改。特別是比較數字已作出調整或擴展，以計算本集團於截至二零零一年六月三十日止年度實行的經修訂會計實務準則第14條「租賃」的規定。

由於本集團已採用上述標準的確認及計算原則，故此並無任何足以影響該等賬目內以上述準則計算的經營溢利的會計政策變動。

1. 主要會計政策(續)

(i) 應收賬項

凡被視為屬呆賬的應收賬項，均提撥準備。在資產負債表內列賬的應收賬項已扣除有關準備。

(j) 税項

税項支出是按該年度就毋須課税或非准予扣減的項目予以調整後的業績計算。不同會計期間的若干收支項目在税務與本賬目內確認的時間不同而引致時差。時差對遞延税項的影響是按負債法計算，並根據該影響在可見將來預計可能產生的負債或資產確認。

(k) 外幣兑換

外幣交易按交易日期的滙率換算。於結算日以外幣計算的貨幣資產及負債按結算日的滙率換算。上述兑換政策所引致的換算差額在損益賬中處理。

以外幣結算的附屬公司及聯營公司賬目按結算日的滙率換算，所產生之滙兑差額列為儲備變動。

(l) 收入確認

數據網絡系統設計及開發及提供相關工程服務的收入，乃於妥善完成安裝後確認，一般與貨品交付客戶時同時發生。

銷售貨品所得收入乃於在風險轉移及擁有權交付後確認，一般與貨品付運予客戶及所有權轉交時同時發生。

利息收入是按時間比例基準及未償還本金額及適用利率計算確認。

股息收入是在擁有收取股息派付權利時確認。

1. 主要會計政策(續)

(e) 固定資產(續)

於重修固定資產至一般營運狀況的主要費用乃於損益賬中扣除。裝修成本均資本化，並按其對本集團的預計可使用年期折舊。

固定資產的賬面值均定期檢討，以評估其可收回價值是否已跌至低於其賬面值。在釐定可收回價值時，預期未來的現金流量不會折算為現值計算。

出售一項固定資產的收益或虧損乃出售所得款項淨額與有關資產賬面數額間的差別，並於損益賬內確認。

(f) 經營租約

擁有資產風險及回報差不多全部由出租公司保留的租約，皆作為經營租約入賬。經營租約的租金(經扣減租賃公司所得的任何獎勵)在租約期內以直線法在損益賬中支銷。

(g) 投資證券

持有作非買賣用途的投資是按公平價格於資產負債表列賬。個別證券的公平價格變動於證券出售或決定為無效益後於投資重估儲備內列賬。出售投資證券後，累計收益或虧損指有關證券的出售所得款項淨額及賬面值的差額，連同自投資重估儲備轉撥的盈餘／虧絀，均於損益賬中處理。

個別投資會被定期審閱，以決定是否無效益。在認為投資屬無效益時，重估儲備錄得的累計虧損將於損益賬內列賬。

因資本虧損而自投資重估儲備轉撥至損益賬的金額乃於導致資本虧損的情況及事件停止出現後自損益賬撥回。

(h) 存貨

存貨是按成本值及可變現淨值兩者之較低者入賬。成本值以加權平均法計算，並包括存貨的發票成本值。可變現淨值是按預計出售所得款項減估計銷售支出計算。

1. **主要會計政策**(續)

(b) **綜合賬目**(續)

在本公司的資產負債表內，於附屬公司的投資是以成本值減任何減值(非暫時性質)準備(如有需要)入賬。附屬公司的業績由本公司按已收及應收股息入賬。

本集團合併儲備，包括所收購附屬公司的股份面值與本公司於合併時交換股份所發行股份的面值之間的差額，及附屬公司任何現有結餘的股份溢價賬。

(c) **聯營公司**

聯營公司是附屬公司以外而本公司長期持有其股本權益，以及對其管理具有重大影響力的公司。

綜合損益賬包括本集團應佔聯營公司於本年度的業績，而綜合資產負債表則包括本集團應佔聯營公司的資產淨值。

在本公司的資產負債表內，於聯營公司的投資是以成本值減任何減值(非暫時性質)準備(如有需要)入賬。聯營公司的業績由本公司按已收及應收股息入賬。

(d) **商譽**

商譽指收購附屬公司及聯營公司時已付收購代價超逾購入資產淨值的公平價值的數額，並計入收購年度的儲備內。

(e) **固定資產**

有形固定資產是按成本值減累計折舊列賬。

有形固定資產是以直線法按足以撇銷其成本值的比率於其估計可用年期內扣除。主要年率如下：

租賃物業裝修	20%
傢俬、裝置及設備	20%-50%
汽車	20%
示範設備	33-1/3%

1. 主要會計政策

編製該等賬目時所採納的主要會計政策載述如下：

(a) 編製基準

(i) 該等賬目乃按照歷史成本常規法編製，惟就證券投資之重估予以修訂。賬目已根據香港普遍採納的會計原則及香港會計師公會發出的會計準則編製。

(ii) 於二零零零年二月十日，本公司根據涉及股份交換之集團重組計劃(「重組」)成為本集團屬下其他公司之控股公司。重組涉及受共同控制之公司，而本公司及其附屬公司於重組後被視作持續經營集團。因此，重組乃以合併會計基準處理，所以本集團截至二零零零年六月三十日止年度的綜合業績包括本公司及其附屬公司自一九九九年七月一日或彼等各自的註冊成立日期(以較短期間為準)起生效的業績，而本集團的現有結構於截至二零零零年六月三十日止年度一直存在。

(b) 綜合賬目

綜合賬目包括本公司及其附屬公司截至六月三十日止的賬目。年內購入或出售的附屬公司的業績，由收購生效日起計或計至出售生效日止(如適用)均列入綜合損益賬內。

所有集團內公司間的重大交易及結餘已於綜合賬目時對銷。

附屬公司指本公司直接或間接地控制其多於一半的投票權或已發行股本或控制其董事會組成的公司。

出售附屬公司的盈虧，指銷售所得款項與本集團應佔其資產淨值，連同先前並無於綜合損益賬或保留盈利中扣除或確認的任何商譽或資本儲備之間的差額。

少數股東權益指外界股東於附屬公司的經營業績及資產淨值中擁有的權益。

已確認收益及虧損綜合報表

截至二零零一年六月三十日止年度

	附註	二零零一年 千港元	二零零零年 千港元
證券投資重估(虧蝕)／盈餘	17	(1,254)	1,399
損益賬內並沒確認的(虧損)／收益淨額		(1,254)	1,399
本年度溢利		80,804	78,185
已確認總收益		79,550	79,584
直接在儲備撇銷的商譽	17	(15,697)	(28,232)
		63,853	51,352

綜合現金流量表

截至二零零一年六月三十日止年度

	附註	二零零一年 千港元	二零零零年 千港元
融資			
發行股份所得款項淨額	18(b)	—	153,864
股份購回	18(b)	(6,476)	—
銀行信貸的已抵押定期存款減少		671	26,030
融資的現金(流出)／流入淨額		(5,805)	179,894
現金及現金等值項目增加		45,610	40,213
年初的現金及現金等值項目		179,838	139,625
年終的現金及現金等值項目		225,448	179,838
分析現金及現金等值項目結餘			
銀行結餘及現金		225,518	179,838
銀行透支		(70)	—
		225,448	179,838

綜合現金流量表

截至二零零一年六月三十日止年度

	附註	二零零一年 千港元	二零零零年 千港元
經營業務的現金流入／(流出)淨額	18(a)	**52,796**	(30,070)
投資回報及融資成本			
已收利息		**11,087**	10,296
投資所得股息		**686**	—
已付股息		**(9,225)**	(67,335)
投資回報及融資成本的現金流入／(流出)淨額		**2,548**	(57,039)
稅項			
已付稅項		**(328)**	—
投資業務			
購買固定資產		**(1,771)**	(3,089)
於聯營公司注入額外資金		**(946)**	—
購買聯營公司		**—**	(37,617)
購買附屬公司	18(d)	**3,645**	—
購買投資證券		**(4,529)**	(11,866)
投資業務的現金流出淨額		**(3,601)**	(52,572)
未計融資前的現金流入／(流出)淨額		**51,415**	(139,681)

資產負債表

於二零零一年六月三十日

	附註	二零零一年 千港元	二零零零年 千港元
於附屬公司的投資	11	**219,098**	232,459
流動資產			
應收股息		**26,000**	13,300
銀行結餘及現金		**1,205**	—
		27,205	13,300
流動負債			
其他應付款項及應計費用		**9,200**	5,877
應付股息		**12,160**	9,225
		21,360	15,102
流動資產／(負債)淨額		**5,845**	(1,802)
總資產減流動負債		**224,943**	230,657
資金來源：			
股本	16	**60,798**	61,500
儲備	17	**164,145**	169,157
股東資金		**224,943**	230,657

代表董事會

董事	董事
José Manuel dos Santos	Monica Maria Nunes

綜合資產負債表

於二零零一年六月三十日

	附註	二零零一年 千港元	二零零零年 千港元
資金來源：			
股本	16	**60,798**	61,500
儲備	17	**219,853**	173,934
股東資金		**280,651**	235,434
少數股東權益		**764**	—
有抵押銀行貸款	20	**145**	—
		281,560	235,434

代表董事會

董事
José Manuel dos Santos

董事
Monica Maria Nunes

綜合資產負債表

於二零零一年六月三十日

	附註	二零零一年 千港元	二零零零年 千港元
固定資產	10	**3,733**	3,639
於聯營公司的投資	12	**6,609**	9,048
投資證券	13	**16,540**	13,265
流動資產			
存貨	14	**86,130**	34,052
應收貿易賬項及票據		**196,805**	206,022
其他應收款項、按金及預付款項		**10,977**	11,027
已抵押定期存款	19	**2,137**	2,808
銀行結餘及現金		**225,518**	179,838
		521,567	433,747
流動負債			
應付董事款項	15	**—**	212
應付貿易賬項及票據	19	**158,040**	127,503
其他應付賬項及應計費用		**54,528**	59,394
應付税項		**42,032**	27,931
建議股息		**12,160**	9,225
銀行透支		**70**	—
有抵押銀行貸款	20	**59**	—
		266,889	224,265
流動資產淨值		**254,678**	209,482
總資產減流動負債		**281,560**	235,434

綜合損益表

截至二零零一年六月三十日止年度

	附註	二零零一年 千港元	二零零零年 千港元
營業額	2	**546,915**	482,267
銷售成本		**(397,933)**	(340,675)
毛利		**148,982**	141,592
其他收益	2	**11,773**	10,296
銷售開支		**(5,745)**	(10,716)
行政開支		**(57,622)**	(48,034)
經營溢利	3	**97,388**	93,138
應佔聯營公司虧損		**(2,155)**	(337)
除税前溢利		**95,233**	92,801
税項	4	**(14,429)**	(14,616)
股東應佔溢利	5	**80,804**	78,185
股息	6	**(12,160)**	(19,577)
本年度保留溢利	17	**68,644**	58,608
每股基本盈利	7	**13.2仙**	14.6仙

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

致愛達利網絡控股有限公司
（在百慕達註冊成立的有限公司）
全體股東的核數師報告

本核數師已完成審核第34至第66頁的賬目，該等賬目乃按照香港普遍採納的會計原則編製。

董事及核數師各自的責任

編製真實兼公平的賬目乃董事的責任。在編製該等真實兼公平的賬目時，董事必須採用適當的會計政策，並且貫徹應用該等會計政策。

本核數師的責任是根據審核的結果，對該等賬目作出獨立意見，並向股東報告。

意見的基礎

本核數師已按照香港會計師公會所發出的核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關的憑證，亦包括評審董事於編製賬目時所作的重大估計和判斷，所採用的會計政策是否適合　貴公司與　貴集團的具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需的資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理的確定。在作出意見時，本核數師亦已評估該等賬目所載的資料在整體上是否足夠。本核數師相信我們的審核工作已為下列意見提供合理的基礎。

意見

本核數師認為，上述的賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零一年六月三十日結算時的財務狀況及　貴集團截至該日止年度的溢利及現金流量，並按照香港公司條例的披露規定妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零一年九月二十日

董事會常規及程序

自於聯交所創業板上市以來，本公司已遵從創業板證券上市規則第5.28條至5.39條所載的董事會常規及程序的規定。

審核委員會

審核委員會的主要工作包括審查及監管本集團的財務申報程序及內部監控運作。審核委員會由兩位獨立非執行董事崔世昌先生與盧景昭先生，以及執行董事José Manuel dos Santos先生組成。於本財政年度，審核委員會共舉行了兩次會議。

本公司的董事會經參考香港會計師公會發出的「成立審核委員會指引」後，編製並採納有關審核委員會權力及職責的職權範圍書。

核數師

賬目均由羅兵咸永道會計師事務所審核，其將任滿辭任，但彼等願膺選連任。

代表董事會

主席
José Manuel dos Santos

香港，二零零一年九月二十日

主要股東於本公司股本的權益

於二零零一年六月三十日，根據披露權益條例第16(1)條須存置登記冊所記錄，佔本公司已發行股本10%或以上的主要股東權益（本公司董事或行政總裁除外）如下：

股東名稱	普通股數目
Eve Resources Limited	293,388,000

Eve Resources Limited的全部已發行股本由José Manuel dos Santos先生擁有的全資公司持有，其於本公司股份的權益於「董事於股本或債務證券的權益」一節內披露。

管理合約

年內並無訂立或存在涉及本公司全部或任何主要部分業務的管理及行政合約。

保薦人權益

京華山一企業融資有限公司已與本公司訂立一份保薦人協議，據此，京華山一企業融資有限公司將收取服務費，根據創業板證券上市規則第6章，自二零零零年二月十六日至二零零二年六月三十日期間持續出任本公司的保薦人。

於二零零一年六月三十日，京華山一企業融資有限公司，其董事、僱員及聯繫人概無於本公司或本集團任何成員公司的證券中擁有任何權益或提名他人認購本公司或本集團任何成員公司證券的權益。

主要客戶及供應商

年內，本集團主要供應商與客戶所佔的採購額與銷售額百分比如下：

採購額	
一最大供應商	67%
一綜合五大供應商	97%
銷售額	
一最大客戶	25%
一綜合五大客戶	50%

概無董事、彼等的聯繫人或任何股東（據董事所知擁有本公司股本5%以上權益）於上述的主要供應商或客戶中擁有權益。

董事及行政總裁因有權收購股份或債券而獲得的利益

根據本公司股東批准的購股權計劃，本公司董事會可酌情授予本集團合資格僱員（包括執行董事）購股權，以認購本公司股份。根據該計劃可能授出的購股權獲行使而認購的股份數目上限，不得超逾本公司不時已發行股本的10%。

於二零零一年六月三十日，本公司董事已獲授的購股權詳情如下：

	購股權數目
José Manuel dos Santos先生	290,000
嚴康先生	290,000
關鍵文先生	290,000
Monica Maria Nunes女士	290,000
何國雄先生	290,000
	1,450,000

上述購股權的行使價為1.19港元，行使期則為二零零零年八月十六日至二零零三年八月十五日。年內，董事概無行使任何購股權。

除上述者外，於本年度任何期間，本公司或其任何附屬公司概無訂立使本公司董事因購入本公司或任何其他機構的股份或公司債券而獲益的安排。

於二零零一年八月一日，將可認購2,088,000股股份的購股權授予本公司的若干董事。於二零零一年八月一日，本公司董事已獲授的購股權詳情如下：

	購股權數目
José Manuel dos Santos先生	522,000
嚴康先生	522,000
關鍵文先生	522,000
Monica Maria Nunes女士	522,000
	2,088,000

上述購股權的行使價為0.79港元，行使期則由二零零二年二月一日至二零零四年七月三十一日。

關連交易(續)

(b) 本公司的一間附屬公司已給予聯營公司Vodatel Crossland Technology Company Limited(「VCT」)墊款，以供其營運資金所需。於二零零一年六月三十日，該聯營公司應付本集團的款項約為1,710,000港元。於二零零一年六月三十日，VCT另一名股東(第三方)亦已按其於二零零一年六月三十日於VCT所佔的股本權益比例給予VCT墊款。

董事認為，誠如上文(a)所述，七間代辦處與本集團的安排乃按一般商業條款訂立及進行，屬公平與合理及符合本公司整體股東的利益。

除上文(a)所述者外，所有關連交易亦被視作關連人士交易並於賬目附註23披露。

董事於股本或債務證券的權益

於二零零一年六月三十日，根據本公司按證券(披露權益)條例(「披露權益條例」)第29條規定存置的登記冊所載或就本公司所接獲的通知，各董事所擁有的本公司(每股普通股0.1港元)及其相聯法團(定義見披露權益條例)股本及購股權權益如下：

董事姓名	所持股份數目	權益類別
José Manuel dos Santos先生	293,388,000	公司　附註(a)
嚴康先生	7,357,500	個人
關鍵文先生	12,262,500	個人
Monica Maria Nunes女士	2,452,500	個人
何國雄先生	706,000	個人

附註(a)：

此等股份是以Eve Resources Limited名義持有。Eve Resources Limited的全部已發行股本由作為全權家族信託受託人José Manuel dos Santos先生的全資公司持有。

除本報告所披露者外，董事概無與或可能與本集團業務競爭之業務中擁有權益。

關連交易

除「董事於合約的權益」一節所披露者外，其他關連交易的詳情現載述如下：

(a) 有七間以Vodatel Systems（由José Manuel dos Santos先生擁有，在澳門註冊的獨資企業）為擁有者而向中國大陸當局註冊的代辦處。根據一九九九年七月二十三日的資產轉讓契據，追溯自一九九八年七月一日起，José Manuel dos Santos先生擁有的Vodatel Systems所有負債與資產均轉讓予VHL，代價為價值約77,600港元的10,000股VHL股份。

為確保本集團將繼續擁有該七間以Vodatel Systems名義註冊的代辦處及任何其他可能設立的辦事處的利益，本集團現正申請以本集團名義，為該七間代辦處重新註冊及為新辦事處註冊。根據二零零零年二月十日的擔保契據，均為執行董事的José Manuel dos Santos先生、嚴康先生、關鍵文先生及Monica Maria Nunes女士（統稱「擔保人」）共同及個別承諾會就實行該重新註冊事宜而向中國大陸有關當局提出申請。擔保人進一步承諾安排現由該等代辦處佔用的物業由本集團租用，並在該等代辦處目前聘用的僱員同意下，將彼等調往本集團。

於待批准重新註冊期間，該七間代辦處會仍受本集團控制，而產生的所有開支將計入本集團的賬目內。根據José Manuel dos Santos先生於二零零零年二月十五日的確認書，該安排將持續至該七間代辦處完成重新註冊為止，但在任何情況下，不得長於開始進行該七間代辦處與本集團之間的安排日期起三年。直至本報告日期，所有代辦處已完成重新註冊。

就各七間代辦處所佔用的物業而言，根據於二零零零年二月十日執行董事向本公司簽署的彌償契據，各擔保人共同及個別承諾（其中包括），會對因無法符合涉及租用該等物業的相關中國大陸法律或行政要求而向本集團作出彌償，特別指無法向中國大陸有關當局取得任何租賃許可證的情況。

董事於合約的權益

董事於合約的權益詳情載述如下：

(a) 年內，José Manuel dos Santos先生與本公司一間附屬公司分別擁有廣州愛達利發展有限公司(「廣州愛達利」)的76%及24%權益。於二零零一年六月十五日，José Manuel dos Santos先生及本公司一間附屬公司於廣州愛達利注入額外資金。注資後，José Manuel dos Santos先生及附屬公司分別擁有廣州愛達利的46%及54%權益，而廣州愛達利亦成為本公司的間接持有附屬公司。於二零零零年二月十日，廣州愛達利亦與本公司的附屬公司Vodatel Networks Limited(「VNL」)訂立一項業務發展合約。據此，VNL同意委任廣州愛達利為代理，發展其於中國大陸的業務。廣州愛達利則同意向VNL介紹中國大陸的第三方買家，由簽署該合約日期起為期三年。根據該合約，VNL須向廣州愛達利支付一筆相當於廣州愛達利履行該合約所產生的開支加該開支的2%的數額的業務發展費用。此外，根據同一份合約，VNL將與第三方買家直接訂立買賣協議，而廣州愛達利將協助VNL向該等第三方買家收取銷售所得款項(如要求)，以及代表VNL向該等第三方買家提供售後服務。

(b) 本公司與Zetronic Comunicações Lda(José Manuel dos Santos先生擁有其99%權益，José Manuel dos Santos先生的配偶則擁有1%)進行銷售交易。董事認為，該等交易是在日常業務範圍內按一般商業條款進行。

(c) José Manuel dos Santos先生擁有本公司的澳門辦事處物業，並以月租5,000港元租予本公司附屬公司Vodatel Holdings Limited(「VHL」)。

董事認為，誠如上文(a)所述，日期為二零零零年二月十日的業務發展合約所披露的條款與條件乃在本集團一般及日常業務過程中及按一般商業條款公平磋商後訂立及進行，屬公平與合理及符合本公司整體股東的利益。

除本報告所披露者外，本公司及其附屬公司並無訂立任何對本集團業務而言屬重大，而本公司董事在其中擁有直接或間接重大權益，且於本年度終結或年內任何時間仍持續的合約。

董事服務合約

除何國雄先生外，各執行董事已與本公司訂立一項服務協議，由二零零零年二月十二日起為期兩年半。何國雄先生與本公司訂立的一項服務協議，由二零零零年四月十九日起為期兩年半。該等服務協議或其後可持續至任何一方向另一方作出最少六個月的書面通知終止為止。除各執行董事與本公司同意外，該通知期不得早於有關初步固定任期的屆滿日期。

各執行董事的年薪均定期審核。各執行董事不得就涉及其獲委任為董事所應收款項的任何決議案中投票，且不計入法定人數內。

各執行董事有權獲得按本集團除稅及少數股東權益後但未計本集團非經常項目前及未計酌情花紅前的經審核綜合溢利的百分比計算的酌情花紅。有關酌情花紅之百分比須由本公司董事會釐定。但在任何情況下，各財政年度應付所有執行董事的酌情花紅總額不得超逾該溢利的10%。

除本報告披露者外，本集團任何成員公司與任何董事之間並無現有或建議服務合約（不包括於一年內到期或可由僱主於一年內毋須支付任何賠償（法定賠償除外）而終止的合約）。

董事及高級管理層的資料詳情

董事及高級管理層的資料詳情載於第8至12頁。

可供分派儲備

於二零零一年六月三十日，根據百慕達一九八一年公司法(經修訂)計算的本公司可供分派儲備達76,853,000港元(二零零零年：76,793,000港元)。

五個年度的財務概要

本集團於最近五個財政年度的業績及資產負債概要載於第67頁。

購買、出售或贖回股份

年內，本公司以每股股份介乎0.81港元至0.99港元的價格範圍於香港聯合交易所有限公司創業板(「創業板」)購買7,016,000股每股面值0.10港元的本公司普通股。股份購回詳情載於賬目附註16。董事認為股份購回可增加本集團的資產淨值及每股盈利。

除上文所述者外，年內，本公司或其任何附屬公司並無購買、出售或贖回本公司任何上市證券。

董事

於年內任職的董事如下：

José Manuel dos Santos先生
嚴康先生
關鍵文先生
Monica Maria Nunes女士
何國雄先生
* 崔世昌先生
* 盧景昭先生

* 獨立非執行董事

根據本公司的公司細則第87條的規定，關鍵文先生與Monica Maria Nunes女士將於應屆股東週年大會上依章辭任，但彼等願膺選連任。

崔世昌先生與盧景昭先生均為獨立非執行董事，均獲委任為期兩年半，於二零零二年五月十四日屆滿。

董事會謹此提呈截至二零零一年六月三十日止年度的年報及經審核賬目。

主要業務及按地域劃分的業務分析

本公司的主要業務為投資控股。各附屬公司的業務均在賬目附註11列明。

本集團年內的營業額及經營溢利貢獻按主要業務及市場的分析如下：

	營業額 千港元	經營溢利 千港元
數據網絡系統設計與開發及提供相關工程服務	471,885	85,496
銷售貨品	75,030	11,892
	546,915	97,388

90%以上的本集團營業額及經營溢利乃自中國市場所產生。

業績及分析

年內的業績載於第34頁的綜合損益表。

年內所支付及宣派的股息詳情載於賬目附註6。

儲備

年內本集團及本公司的儲備變動載於賬目附註17。

固定資產

本集團固定資產於本年度內之變動詳情載於賬目附註10。

股本及購股權

本公司的股本及購股權變動詳情載於賬目附註16。

財務報告

業務目標	實際業務發展
研究與開發（續）	
◎ 提升互聯網接入方案	◎ 由Vodatel Crossland開發，為機頂盒寬帶連接能力進行提升工程
收購、合營及合作	
◎ 持續尋找中國及亞太區 ISP/ICP及其他互聯網相關應用的合作機會	◎ 取得廣州市圖文資訊有限公司28%的股本權益。廣州市圖文資訊有限公司於廣州從事提供互聯網相關數據服務
附屬公司、代表辦事處及分公司	
◎ 評核成立新辦事處以應付業務擴展的需要	◎ 已於中國成立三個新辦事處，分別位於長春、天津及西安

業務目標	實際業務發展
研究與開發 • 開發電子付款系統	• 由Vodatel Crossland負責，完成開發電子付款系統，現時正將之連接於新經濟貿易平台的付款網關
• 提升寬帶數據網絡應用	• 開始內部研究及開發運作於寬帶網絡之上的監察系統 由Vodatel Crossland負責開發，用以管理 IP 通信的網絡管理系統的第一階段已經完成，同時於客户處安裝系統試用的工程正進行中
• 持續研究寬頻CDMA應用	• 暫緩但密切留意CDMA市場發展
• 提升電子商貿應用	• 由Vodatel Crossland進行，本集團正融合核證功能於 vcShare 之中，與香港聯交所的第三代自動對盤系統連接自行開發的股票交易平台，以加強平台的功能

業務目標

收益及業務發展 (續)

- 將由DDN／幀中繼／ATM所組成的綜合數據網絡、DDN及幀中繼／ATM及互聯網接入設備所銷售擴展至中國的主要及其他省市的現有客户
- 於亞太地區其他地方開展商機
- 在主要省市銷售在流動網絡方案，並於中國其他省市推廣方案
- 向中國主要省市的客户推廣寬帶流動數據方案

技術及工程支援

- 探討中國的設備管理及網絡外判市場的商機

實際業務發展

- 推廣該概念的成果令人鼓舞。於取得的各項目中，包括從廣東中國電信取得138,600,000港元的合約，協助其擴充現有DDN 及寬帶網絡，並整合兩個網絡成為一個綜合網絡。其他合約包括由青島中國電信、上海中國電信及江西中國電信取得
- 實地考察特選的亞太區國家
- 透過LG TOPS進行，取得廣州中國電信及四川省成都中國聯通的合約
- 由於市況不明朗，因而延後推廣計劃
- 向中國互聯網數據中心推廣及銷售網絡設備及相關服務，以支援其設備管理服務

載於日期為二零零零年二月十六日的招股章程內的業務目標與截至二零零一年六月三十日六個月期間的實際業務發展的比較

業務目標

收益及業務發展

- 繼續自上個期間已開展的業務

實際業務發展

- 取得來自中國電信省縣級提升及擴充DDN及幀中繼/ ATM數據網絡的大量訂單。此外，我們於IP寬帶城域網市場取得突破，分別獲得嘉興中國電信及吉林中國電信批出合約，同時，成功進一步進佔其他網絡商的市場，包括中國聯通於江蘇及陝西省的市場，以及Shanghai East China Broadcasting Net、湖南中國移動及有線電視於蘇州及淄博的市場。期間，本集團所代理的產品已透過取得Extreme的核心交換器、Cosine的VPN及Alidian的Metro DWDM 設備的分銷權獲得擴充

建造公眾網絡基建仍是本集團的主要盈利來源。憑藉本集團成功打入IP寬頻城域網絡（「IP MAN」）市場及建造數碼數據網絡、幀中繼／ATM公眾數據網絡所產生的穩定收益，本年度的營業額上升13.4%，由482,300,000港元增至546,900,000港元。然而，由於IP MAN的性質使然，所賺取的邊際毛利會較建造數碼數據網絡、幀中繼／ATM網絡所賺取的邊際毛利為低，邊際毛利由29.3%輕微下降至27.2%。儘管如此，鑑於IP MAN市場的高速發展，較低邊際毛利將因取得大量 IP MAN 項目得以補償。此外，推廣增值服務，例如由Vodatel Crossland 開發的網絡管理系統，將有助改善IP MAN項目的邊際毛利。

由於在中國成立三間新代辦處及擴展我們的技術服務隊伍，上個財政年度的銷售及行政開支增加4,600,000港元。應佔聯營公司虧損主要涉及Vodatel Crossland，其有關電子商貿解決方案的推廣因電子業務發展放緩而受到不利影響。因此，本年度的純利增加3.3%，由78,200,000港元增至80,800,000港元，股本回報率達28.8%。

我們繼續維持無債務資本結構，備有充裕的流動資金。經營業務現金流入達52,800,000港元，現金淨額達225,400,000港元。

值得一提的是存貨水平達兩倍以上。較高的網絡設備存貨是為了支援我們的業務發展及應付要求於七月及八月送貨的合約。於二零零一年六月三十日的86,100,000港元存貨中，有36,500,000港元的存貨已預留及撥供已落實的訂單。

營業額
(百萬港元)


341,210
416,151
478,420
482,267
546,915
1997
1998
1999
2000
2001

股東應佔利潤
(百萬港元)


35,559
49,857
71,929
78,185
80,804
1997
1998
1999
2000
2001

股東資金
(百萬港元)


26,497
35,750
49,995
235,434
280,651
1997
1998
1999
2000
2001

無線通訊

年內，LG TOPS－我們與韓國 LG 組成的 CDMA WLL 合營企業（愛達利擁有9.8%股本權益），成功打入無線通訊市場，取得廣州中國電信的合約，提供 CDMA 無線系統及取得中國聯通的合約，於四川省成都市提供流動系統及終端機。此外，作為 LG ADSL 業務於中國的生產附屬公司，LG TOPS 成功與新疆中國電信簽訂設備協議，供應以 LG 本身技術開發的 ADSL 設備。

電子商貿

我們的電子商貿業務因全球電子商貿市場不穩定而影響。儘管如此，已順利於美國亞洲銀行指定的香港分行安裝 Vodatel Crossland 開發內置智能卡的登入裝置，方便散户投資者自行進行股票買賣。此外，新經濟貿易平台(「NETP」)亦已成功獲澳門政府採用，並獲澳門政府一個部門批出合約，以開發利用NETP適用的電子解決方案。

自行開發產品

已將 VodaImage 出售予及安裝於廣東省多個移動局，計有中山、珠海、汕頭及深圳，受到 VodaImage 成功開發的鼓勵，我們已開始研究及開發一個監察系統。該監察系統將以TCP／IP協定運行，因此，促使視象影象及聲音信號能夠於局域網絡、廣域網絡或互聯網上得以容易傳輸。


長春
吉林
瀋陽
遼寧
北京
天津
天津
山西
寧夏
陝西
濟南
山東
鄭州
西安
河南
江蘇
上海
杭州
浙江
西藏
南昌
長沙
湖南
江西
貴州
貴陽
廣東
珠海
香港
澳門
海南
總辦事處
執行辦事處及倉庫
代表辦事處
新增代表辦事處
附屬機構/ 服務後勤支援中心/ 培訓中心
二十四小時熱線中心
客户基礎
新增客户基礎

技術服務

為實現本公司的理想成為本地與國際設備供應商與服務供應商的可靠技術合作夥伴，我們已繼續將本公司的技術支援隊伍提升至支援營運商規範的全國支援中心。為增強我們的技術知識及技術專家，我們已招聘具有多元化網絡背景而經驗豐富的工程師，並且提供培訓使他們在其領域知識中盡展所長。

我們已成立更多新的代表辦事處，以擴展我們於中國的業務版圖，並與各個省份的當地電訊服務供應商建立穩固的關係網絡。時至今日，愛達利於十三個省份設有代表辦事處，全部由一隊當地網絡工程師提供技術支援。我們亦於珠海設有一個24小時熱線中心，並於廣州設有服務中心，以提供全國服務後勤支援。

並取得兩個大項目。在市級方面，獲得嘉興中國電信批出32,700,000港元的合約；而省級方面，則獲得吉林中國電信批出35,800,000港元的合約。

為成為電訊服務供應商在網絡解決方案時的優先選擇，我們有需要擴濶我們代理的先進產品。因此，除經銷 Alcatel 、Juniper 及 Extreme 外，我們亦已取得 Cosine 的 VPN 及 Alidian 的 Metro DWDM 設備的代理權。為提高 IP 項目的毛利率，我們已聯合 Vodatel Crossland 開發一項名為 VCMS 的網絡管理系統，以管理及支援於IP網絡上運作的不同供應商的通訊產品。 VCMS 的功能包括後備管理、網上文書、數據收集、網絡動向及分析等。 VCMS 的第一期開發工作已於二零零一年六月完成，於客户的網絡上進行測試的工作正在展開。

數據網絡基建

愛達利的核心業務依然是為中國電訊服務供應商建造公眾數據基建。儘管過去一年全球經濟不穩定，由於市場受到例如中國移動、中國聯通、網通、吉通、中國鐵通及有線電視經營商（「有線電視」）等新興力量衝擊，中國的電訊市場能維繫增長。

我們不斷致力推廣綜合網絡概念－整合數碼數據網絡及寬頻數據網絡（幀中繼及ATM），以組成一體式平台為本公司帶來回報。年內，我們獲得中國電信的大量訂單，以擴充及整合他們的網絡。批予本公司的主要項目，包括青島中國電信批出11,000,000港元合約及上海中國電信批出合共32,600,000港元合約。我們尤其對獲得廣東中國電信批出138,600,000港元的合約以擴充及提升他們的現有網絡及整合數碼數據網絡及寬頻數據網絡感到自豪－該項目充份顯示出愛達利深厚的經驗及技術能力於市場上得到確認。

為增強我們的增長動力及進一步鞏固我們的經常性盈利，除了爭取受惠於中國政府「開發西部」的號召外，我們亦利用本身的市場知識及技術能力，以爭取更多市場。年內，我們成功於天津、山西及西藏三個新地區擴展用户群，並進一步打入其他營運商市場，包括江蘇及陜西省的中國聯通、Shanghai East China Broadcasting Net、湖南中國移動及蘇州及淄博的有線電視。時至今日，愛達利的足跡遍佈中國十六個省份、直轄市及自治區，與當地的電訊運營商携手合作，為他們的公眾數據網絡提供服務。

隨着一般市民能夠連接寬頻網絡的趨勢日漸普及，IP寬頻城域網絡成為寬頻網絡建造的重點之一。為打入競爭市場，我們已取得Juniper的新一代核心路由器及Extreme的核心交換器的經銷權。結合世界級產品及我們與電訊營運商客户的友好關係，我們成功打入寬頻IP城域網絡市場，

業務經營回顧

曾青石先生，現年31歲，本集團地區業務經理。畢業於南京郵電學院，取得科學學士學位。於一九九四年加入本集團。曾先生於加入本集團前曾於航天部屬下一間工廠出任工程師。

王慶先生，現年31歲，本集團地區業務經理。一九九二年畢業於南京郵電學院，取得科學學士學位。於一九九四年加入本集團。王先生於加入本集團前曾於一間電信設備公司出任工程師。

王海濤先生，現年30歲，本集團地區業務經理。一九九二年畢業於南京郵電學院，取得科學學士學位。於一九九四年加入本集團。王先生於加入本集團前曾於中國電信出任工程師。

龐志為先生，現年37歲，本集團地區業務主管。畢業於澳門大學，取得科學學士學位。於一九九四年加入本集團。龐先生於加入本集團前為一間業務系統公司的銷售行政人員。

史贻雄先生，現年33歲，本集團高級地區業務主管，畢業於澳門大學，取得科學學士學位。於一九九四年加入本集團。史先生於加入本集團前曾從事銀行與酒店行業。

鍾敏先生，現年39歲，本集團地區業務經理。分別自江西 South Metallurgy College、重慶大學及清華大學取得科學學士學位、科學碩士學位及博士學位。於一九九八年加入本集團。鍾先生曾任職大學教授，並曾擔任澳門一間總部設於北京公司總經理一職。

莫志華先生，現年36歲，本集團業務拓展經理。彼持有 Macau Management Association 工商管理文憑。莫先生曾於 Charter Kingdom Ltd. 出任一年營運經理及於 Tung Tat E&M Engineering Co., Ltd 出任四年項目經理。彼於二零零零年加入本集團。

高級管理層

王偉勤先生，現年37歲，本集團高級地區業務主管。畢業於廣州暨南大學，取得科學學士學位。於一九九三年加入本集團。之前，從事採購行業及銀行業務。

郭昌永先生，現年53歲，本集團地區業務主管。畢業於香港中文大學，取得科學學士學位。於加入本集團之前，郭先生曾於兩間從事顧問業務的公司，珠海宏智有限公司與興華公司出任董事總經理。於一九九八年加入本集團。

何偉深先生，現年39歲，本集團技術服務主管。彼自亞洲國際公開大學畢業，取得工商管理碩士學位。何先生曾於 Macau CTM 工作18年，並於Transport Network 出任主任，Transport Network 涉及國際及國家工程學行業如光學纖維、 SDH 與 PDH 傳送、水底裝置電纜、微波及衛星地面收發站。彼於二零零零年加入本集團。

陳子德先生，現年32歲，本集團技術支援經理。一九九二年畢業於福建華僑大學，取得科學學士學位，同年加入本集團工作。

吳家傑先生，現年32歲，本集團技術支援經理。於一九九四年畢業於澳門大學，取得科學學士學位。於一九九五年加入本集團。

饒暉先生，現年30歲，本集團地區業務主管。饒先生於一九九二年畢業於南京郵電學院，取得科學學士學位。饒先生於一九九三年加入本集團前曾擔任大學講師。

惲軍先生，現年31歲，本集團地區業務經主管。一九九二年畢業於南京郵電學院，取得科學學士學位。於一九九四年加入本集團。惲先生於加入本集團前曾於中國電信出任部門出管。

何國雄先生，現年52歲，本集團董事，負責無線產品及本集團業務發展。彼與世界主要電訊設備生產商及流動電話網絡公司維持12年的長期關係。何先生於加入愛達利前為和記電訊（香港）有限公司的市場推廣部董事，負責銷售及推廣長途及無線產品與服務，包括流動電話、傳訊業務及公共集群無線電通訊系統。何先生亦曾於和記集團一間附屬公司Chung Kiu Telecom 出任董事總經理，主要業務集中於中國的電訊項目及雙向無線電終端及系統設備生產。

獨立非執行董事

崔世昌先生，現年47歲，於一九九九年十二月十四日受委為本集團獨立非執行董事。崔先生為澳門執業核數師，現職土木建造商，持有美國 Chaminade University of Hawaii 工商管理碩士學位。崔先生亦為數個主要政府委員會成員，計有中國人民政治協商會議全國委員會、澳門特別行政區（特區）立法會、澳門特區籌備委員會及澳門特區首屆政府選舉委員會。崔先生並於不同專業團體出任要職，該些團體計有Macau Chamber of Commerce（董事會副主席）、Macau Management Association（會長）及 Association of Economic Sciences of Macau（會長）。

盧景昭先生，現年57歲，於一九九九年十二月十四日受委為本集團獨立非執行董事。盧先生持有文學士學位，一九六七年於美國 Lake Forest University 主修經濟。盧先生為加拿大 University of Victoria 校長（亞洲）特別顧問及澳門 British American Tobacco Plc 的公共關係顧問。盧先生並為 Macau Junior Chamber of Commerce 創辦人、澳門扶輪會前會長。

董事及高級管理層的履歷詳情

執行董事

José Manuel dos SANTOS先生，現年53歲，本集團創辦人兼本公司主席。積逾30年亞太區電訊行業經驗。於先後創辦 Zetronic 及本集團之前，曾於澳門電訊機關出任高級職位。

嚴康先生，現年43歲，本集團董事總經理，負責整體營運。畢業於英國倫敦大學，持有科學學士學位。於一九九八年加入本集團，積逾20年資訊科技行業經驗。嚴先生於加入本集團前，曾出任 Newbridge Networks 地區業務主管及 3Com Corporation 地區經理。

關鍵文先生，現年36歲，本集團董事兼總經理，負責銷售及推廣。於一九八五年加入 Zetronic 出任工程師，其後轉往從事推廣工作。本集團於一九九二年成立，同年關先生加入本集團出任銷售經理一職，於一九九四年被擢升為總經理。

Monica Maria NUNES女仕，現年32歲，本集團董事兼財務總監。於一九九九年加入本集團，積逾10年會計及銀行業務經驗。本身為澳門註冊會計師，持有加拿大 Society of Managemet Accountants of Alberta 的 Management Accountant Designation 執業資歷。



關鍵文先生
José Manuel dos SANTOS先生
Monica Maria NUNES女仕
嚴康先生
(由左至右)

一如過往十年，中國將仍是我們的主要市場。繼續於中國締造成功的同時，我們將會利用我們於國內網絡基建的經驗，於亞太區發掘新業務機會及擴展我們的經營領域。

鳴謝

最後，本人謹此向本公司的寶貴客户及信譽良好的供應商這些年來對愛達利的不斷支持致謝。本人亦謹此向本公司忠誠的員工群策群力團結一致、發揮專業精神及所作出的貢獻致謝。各界的不斷支持一直是本公司增長及盈利的主要動力。

José Manuel dos Santos
主席
二零零一年九月二十日

六個省份、直轄市及自治區，覆蓋沿海較富裕的地區，如上海及廣東以至內陸地區如貴州、寧夏及西藏等。我們亦已成功擴展本公司的客户基礎，愛達利現時給電訊公司客户，包括中國電信、中國聯通、中國移動及有線電視經營商以及其他企業客户提供服務。憑藉我們與電訊公司客户已建立的穩建友好關係，我們亦開始踏足IP寬頻城域網絡市場。

必然之選

至今為止，本公司的足跡已遍及中國十六個省份、直轄市及自治區，使愛達利成為中國一個主要的非國內從業者。憑藉實踐我們相信如何為本公司客户提供服務的信念，使我們達到上述目標。首先，以一流技術及設備為我們的客户提供服務。我們提供的產品是同類產品中最好的，包括自世界級技術領先網絡設備供應商採購的電訊公司類別設備。再者，以服務為本。我們繼續改進我們的技術支援隊伍的效率與生產力，並增加至現時覆蓋十三個省份的技術支援中心的數目，以加強本公司與客户的關係網絡及對他們提供更佳的服務。展望未來，我們將繼續朝著目標努力進發 — 成為電訊服務供應商挑選網絡解決方案供應商的必然之選，並成為中國當地及國際設備供應商與服務供應商的可靠技術伙伴。

未來前景

增強盈利的承諾仍是我們的首要事項。我們將利用公司於市場知識、已鞏固的市場地位及良好的客户關係等優勢來提升投資者的回報及每年的穩固表現。我們將繼續通過嚴謹的管理，以促進業務增長，並透過推出嶄新的增值服務及控制我們的運營成本，致力改善我們的溢利率。

中國加入世貿及北京舉辦二零零八年奧運會意味著這個潛力龐大的市場即將開放。憑藉愛達利於中國的深厚根基，我們相信我們的市場地位，對當地情況的深入認識，及能夠交付最切合客户需要的解決方案，這些條件將有利於本公司成為國內及外國電訊運營商為在中國進一步推廣業務時的首選合作伙伴。


José Manuel dos Santos
主席

主席報告

**董事會建議派付截至二零零一年
六月三十日止財政年度的末期股息
每股2.0港仙。**

為我們的股東取得驕人業績

我們的幹勁、承諾及專注於中國發展讓我們能夠加快增長策略。本公司連續六年錄得穩固和不破的盈利記錄，董事會欣然宣佈截至二零零一年六月三十日止財政年度，本公司的營業額攀升13.4%，由482,300,000港元增至546,900,000港元，純利達80,800,000港元。我們達到每股盈利13.2港仙及股本回報率28.8%。

中國公用數據基建的需求依然強勁。於二零零一年九月二十日本集團手上的訂單金額為186,400,000港元。

主要成就

儘管全球市場經歷多番經濟動盪，中國市場依然表現出色。本公司擁有先進技術及對市場的認識，加上業務遍及各地，繼續使愛達利穩踞市場領導者地位，本公司對此深感自豪。年內，我們將客户安裝基礎擴展至中國十

公司簡介

愛達利網絡是一個中國主要網絡解決方案供應商，專門從事數碼數據網絡、幀中繼、異步傳輸模式(ATM)及互聯網通訊協定(IP)技術。本公司提供全面的集成服務，由網絡規劃、設計、安裝到測試及開通，以及維修與為企業用户及公共電訊服務供應商提供售後技術支援。自其成立以來，本公司已與其優質客户，計有由中國信息產業部管理的中國電訊以及中國與澳門市場之企業用户，建立長期友好關係。



公司簡介



公司資料

董事

執行董事

José Manuel dos Santos先生
嚴康先生
何國雄先生
關鍵文先生
Monica Maria Nunes女仕

獨立非執行董事

崔世昌先生
盧景昭先生

授權代表

嚴康先生
Monica Maria Nunes女仕

公司秘書

張耀良先生, CPA, ACCA, AHKSA

合資格會計師

張耀良先生, CPA, ACCA, AHKSA

法規主管

Monica Maria Nunes女仕

審核委員會

José Manuel dos Santos先生
崔世昌先生
盧景昭先生

核數師

羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處兼主要營業地點

澳門
馬交石炮台馬路
昌龍工業大廈
5樓B及C座
電話：(853) 721182
傳真：(853) 717800

香港營業地點

香港
干諾道中168-200號
信德中心招商局大廈
14樓1401室
電話：(852) 2587 8868
傳真：(852) 2587 8033

電郵地址

http://www.vodatelsys.com

往來銀行

澳門商業銀行
東方匯理銀行
道亨銀行/海外信託銀行
中國工商銀行(亞洲)
渣打銀行

香港股份登記分處

雅柏勤證券登記有限公司
香港
干諾道中111號
永安中心5樓

目錄

創業板免責聲明

香港聯合交易所有限公司（「聯交所」）創業板（「創業板」）的特色

創業板為帶有高投資風險的公司提供上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他經驗豐富投資者。

由於創業板上市的公司屬於新興性質，在創業板買賣的證券可能會較於聯交所主板買賣的證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網站刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網站，以便取得創業板上市發行人的最新資料。


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拓展新市場
提供完善網絡方案
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二零零一年 年報